SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Unaudited Financial Statements for the nine-month period ended on March 31, 2005 and 2004.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Unaudited Financial Statements

corresponding to the nine-month period

ended March 31, 2005 and 2004

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Financial Statements

Name of the Company:	Cresud Sociedad Anónima
Comercial, Inmobiliaria,
Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

Financial statements for the period ended March 31, 2005 presented in comparative form with the previous year and with the same period of the previous year

Financial year N° 70 started on July 1, 2004

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	June 2, 1997

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the unaudited consolidated Financial Statements

CAPITAL STATUS ( Note 3 of unaudited basic financial statements)

SHARES

Type of stock	Authorized pesos	Subscribed pesos	Paid-in pesos
Ordinary certified shares of $1 face value and 1 vote each	162,534,470	162,534,470	162,534,470

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Balance Sheet as at March 31, 2005, June 30, 2004 and March 31, 2004

	March 31, 2005 (Notes 1, 2 and 3) Pesos	June 30, 2004 (Notes 1, 2 and 3) Pesos	March 31, 2004 (Notes 1, 2 and 3) Pesos
ASSETS
Current Assets
Cash and banks (Note 4.a.)	18,332,734	12,749,766	10,530,732
Investments (Note 4.b.)	100,660,590	1,874,997	8,050,485
Trade accounts receivable (Note 4.c.)	6,239,368	5,354,858	5,627,242
Other receivables and prepaid expenses (Note 4.d.)	15,917,607	15,019,353	10,694,149
Inventories (Note 4.e.)	47,076,758	35,441,885	36,946,313

Total current assets	188,227,107	70,440,859	71,848,921

Non-current assets
Other receivables and prepaid expenses (Note 4.d.)	5,277,421	3,948,778	3,448,150
Inventories (Note 4.e.)	55,078,987	44,740,030	44,267,100
Investments on controlled and related companies (Note 4.b.)	303,368,115	260,419,568	210,146,465
Other investments (Note 4.b.)	106,604,680	132,962,608	142,858,179
Fixed assets, net (Schedule A)	158,061,206	160,026,473	154,854,248
Intangible assets (Schedule B)	—	—	—

Subtotal Non-Current Assets	628,390,409	602,097,457	555,574,142

Goodwill (Note 4.b.)	(43,320,138)	(25,869,346)	(20,193,637)

Total Non-Current Assets	585,070,271	576,228,111	535,380,505

Total Assets	773,297,378	646,668,970	607,229,426

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 4.f.)	11,213,357	10,840,177	9,076,246
Loans (Note 4.g.)	26,199,626	8,090,261	3,829,413
Salaries and social security payable (Note 4.h.)	1,066,091	1,475,373	819,034
Taxes payable (Note 4.i.)	23,578,691	2,206,532	1,586,989
Other debts (Note 4.j.)	15,560,123	6,689,562	1,891,609

Total Debts	77,617,888	29,301,905	17,203,291

Total current liabilities	77,617,888	29,301,905	17,203,291

Non-current liabilities
Taxes payable (Note 4.i.)	35,485,840	26,213,217	26,289,861
Loans (Note 4.g.)	115,881,389	125,880,874	122,125,483
Other debts (Note 4.j.)	39,327	39,327	39,327

Total non-current liabilities	151,406,556	152,133,418	148,454,671

Total Liabilities	229,024,444	181,435,323	165,657,962

Minority interest	355,930	65,451	47,619

SHAREHOLDERS’ EQUITY	543,917,004	465,168,196	441,523,845

Total Liabilities and Shareholder’s Equity	773,297,378	646,668,970	607,229,426

The accompanying notes and schedules are an integral part of these financial statements

Alejandro G. Elsztain
Second Vice-Chairman
serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statement of Income

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on March 31, 2005 and 2004

	March 31, 2005 (Notes 1, 2 and 3) Pesos	March 31, 2004 (Notes 1, 2 and 3) Pesos
Sales
Crops	15,030,047	14,129,908
Beef cattle	27,112,319	19,754,421
Milk	2,217,786	2,511,919
Feed Lot	1,762,486	5,821,723
Others	3,749,554	3,691,983

Total Sales	49,872,192	45,909,954

Cost of sales (Schedule F)
Crops	(11,777,221)	(6,562,370)
Beef cattle	(22,174,165)	(13,844,971)
Milk	(1,068,897)	(297,729)
Feed Lot	(1,601,788)	(5,098,751)
Others	(871,358)	(960,982)

Total cost of sales	(37,493,429)	(26,764,803)

Gross income	12,378,763	19,145,151

Selling expenses (Schedule H)	(3,926,394)	(3,140,643)
Administrative expenses (Schedule H)	(4,779,496)	(4,827,743)
Net gain on sale of farms	7,657,269	1,668,751
Gain from inventory holdings (Schedule F)	9,321,932	1,912,069

Operating income	20,652,074	14,757,585

Financial results
Generated by assets:
Exchange differences and discounts	(4,766,644)	4,543,155
Interest income	418,596	206,487
Bad debts (Schedule E)	2,826	93,518
Reference stabilization index (CER)	—	(303,646)
Tax on banking debts and credits	(1,096,727)	(914,002)
Holding results and operations of stocks and bonds	68,754,172	—
Convertible Bonds purchase interest	7,994,072	8,697,554
Others	229,913	15,301

	71,536,208	12,338,367

Generated by liabilities:
Reference stabilization index (CER)	(2,396)	(4,930)
Interest expense	(99,837)	—
Financial expenses
Convertible Bonds issued interest (Note 7)	(7,419,382)	(8,071,022)
Others	(1,737,116)	(948,137)
Exchange differences and discounts	1,892,887	(3,206,890)

	(7,365,844)	(12,230,979)

Other expenses
Gains from other fixed assets sales	36,281	319,347
Others	(3,352,530)	27,181

	(3,316,249)	346,528

Income from related companies	20,861,453	3,086,305
Management fees	(6,905,699)	(1,138,846)

Income before income tax and minority interest	95,461,943	17,158,960

Income tax expense	(33,420,169)	(7,068,447)
Minority interest	109,521	159,091

Net income for the period	62,151,295	10,249,604

The accompanying notes and schedules are an integral part of these financial statements

Alejandro G. Elsztain
Second Vice-Chairman
serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statement of Cash Flow

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on March 31, 2005 and 2004

	March 31, 2005 (Notes 1, 2 and 3) Pesos	March 31, 2004 (Notes 1, 2 and 3) Pesos
Changes in funds
Funds at the beginning of the year	13,138,533	21,837,823
Funds at the end of the period	112,792,891	14,069,233

Net increase (decrease) in funds	99,654,358	(7,768,590)
Causes of changes in funds
Operations activities
Income for the period	62,151,295	10,249,604
Liabilities interest	7,319,715	8,071,022
Income tax	33,420,169	7,068,447
Adjustments made to reach net funds from operations activities
Results from interest in related companies	(20,861,453)	(3,086,305)
Minority interest	(109,521)	(159,091)
Increase in allowances and reserves	9,108,206	1,484,802
Amortization and depreciation	2,633,851	2,836,151
Results from inventory holdings	(9,321,932)	(1,912,069)
Financial results	(7,078,085)	(6,925,643)
Result from sale of permanent investments	(68,754,172)	—
Result from sale of fixed assets	(7,693,550)	(1,988,098)
Changes in operating assets and liabilities
Decrease in current investments	2,693,282	5,707,778
(Increase) decrease in trade accounts receivable	(881,684)	2,139,532
Decrease (increase) in other receivables	5,412,245	(8,627,200)
Increase in inventories	(13,298,610)	(18,420,365)
Decrease in social securities contributions, taxes payable and advances to customers	(3,184,669)	(4,205,909)
Decrease in trade accounts payable	(1,832,153)	(346,293)
Dividends collected	1,011,469	1,146,595
Increase (decrease) in other debts	1,964,862	(2,142,017)

Net fund applied to operations activities	(7,300,735)	(9,109,059)

Investment activities
Decrease (increase) in permanent investments	93,528,147	(1,199,670)
Increase in interest in related companies	(6,349,709)	(8,037,546)
Acquisition and upgrading of fixed assets	(8,978,683)	(8,984,445)
Collection of receivables related to the sale of fixed assets	1,127,138	1,008,000
Sale of fixed assets	8,572,815	4,805,676

Net funds applied to investment activities	87,899,708	(12,407,985)

Financing activities
Contributions of minority shareholders	400,000	—
Exercise of Warrant	10,605,734	21,893,975
Dividends paid	(3,000,000)	(1,500,000)
Exercise of rights offering on treasury stock	240,000	327,437
Increase in financial loans	44,356,365	—
Decrease in financial loans	(33,546,714)	(5,667,108)
Issuance expenses of Convertible Bonds	—	(1,305,850)

Net funds provided by financing activities	19,055,385	13,748,454

Net increase (decrease) in funds	99,654,358	(7,768,590)
Items not involving changes in funds
Transfer of inventory to fixed assets	646,712	221,429
Increase in other receivables by sale of fixed assets	8,077,546	—
Repayment of financial loans through issue of stock by exercise of conversion right	8,751,779	18,753,704
Complementary information
Interest paid	5,119,411	5,676,886
Income tax expense paid	562,791	933,971

The accompanying notes and schedules are an integral part of these financial statements

Alejandro G. Elsztain
Second Vice-Chairman
serving as Acting Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on

March 31, 2005 and 2004

NOTE 1:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of General Resolutions No. 368/01, 434/03, 441/03 and 459/04 of the Comisión Nacional de Valores, which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas, the Balance Sheet as of March 31, 2005 and 2004 and the Statements of Income and the Statements of Cash Flows for the fiscal periods then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares, by application of the new rules, discontinuation of adjustment for inflation and application of proportional consolidation for investments in which it has joint control (see Note 1.b and 1.c to the unaudited basic financial statements).

As from this period, the Company has applied Technical Resolution No. 21 as concerns the proportional consolidation with Cactus Argentina S.A. on a 50% basis on account of the joint control held, and applied the same percentage for elimination of balances existing between them.

The financial statements of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A. and Cactus Argentina S.A. as of March 31, 2005 and 2004 have been used in order to determine the investment at its equity value, line by line consolidation and proportional consolidation.

For purposes of comparability, reclassifications have been made on the information at March 31, 2004 and June 30, 2004.

These Financial Statements and the corresponding notes and schedules are prepared in Argentine Pesos.

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99

Futuros y Opciones.Com S.A.	70.00

JOINT CONTROL
Cactus Argentina S.A.	50.00

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2 of the unaudited basic financial statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

a.	Cash and banks

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Cash	42,174	77,971	92,015
Foreign currency (Schedule G)	77,370	54,211	52,709
Patacones currency	73	39	37
Local currency checking account	343,824	4,961,714	1,648,848
Patacones currency checking account	22	22	22
Foreign currency checking account (Schedule G)	6,331,295	1,220,084	8,628,564
Local currency saving account	15,115	12,295	15,855
Foreign currency saving account (Schedule G)	11,252,686	5,949,506	—
Checks to be deposited	270,225	473,924	92,682

	18,332,784	12,749,766	10,530,732

b. Investments and Goodwill

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Investment
Investment (Schedule C and G)	100,660,590	1,874,997	8,050,485

	100,660,590	1,874,997	8,050,485

Investment
Investment from related companies (Schedule C)	303,368,115	260,419,568	210,146,465

	303,368,115	260,419,568	210,146,465

Other investments
Other investments (Schedule C and G)	106,604,680	132,962,608	142,858,179

	106,604,680	132,962,608	142,858,179

Goodwill
Goodwill (Schedule C)	(43,320,138)	(25,869,346)	(20,193,637)

	(43,320,138)	(25,869,346)	(20,193,637)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

c.	Trade accounts receivable

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Current
Accounts receivable in local currency	5,483,423	5,579,474	5,940,638
Less:
Provision for defaulting debtors (Schedule E)	(370,709)	(412,067)	(384,661)
Accounts receivable in foreign currency (Schedule G)	1,061,542	3,983	55,186
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Cactus Argentina S.A.	65,112	95,472	16,079
Alto Palermo S.A.	—	87,359	—
IRSA Inversiones y Representaciones Sociedad Anónima	—	637	—

	6,239,368	5,354,858	5,627,242

d. Other receivables and prepaid expenses

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Current
Prepaid leases	165,910	4,465,136	598,390
Tax on Minimum Hypothetical Income (Note 2.p.)	38,006	61,086	61,087
Guarantee deposits and premiums (Schedule G)	1,951,565	2,188,998	4,040,763
Secured by mortgage (Schedule G)	8,164,858	1,033,997	992,804
Prepaid expenses	989,895	897,192	353,576
Tax prepayments (net of accrual)	2,946,290	3,793,343	3,062,205
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Cactus Argentina S.A.	681,982	673,200	670,126
Agro-Uranga S.A.	694,981	39,993	160,609
Credits to employees	41,801	37,751	—
Shareholders	—	1,711,833	455,583
Others (Schedule G)	242,319	116,824	299,006

	15,917,607	15,019,353	10,694,149

Non-current
Prepaid leases	75,916	5,115	—
Value Added Tax	5,080,327	3,847,020	3,338,689
Tax on Minimum Hypothetical Income	72,849	56,450	69,503
Deferred tax	44,044	40,193	33,182
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Credits to employees	3,385	—	6,426
Others	900	—	350

	5,277,421	3,948,778	3,448,150

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

e.	Inventories

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Current
Livestock	13,364,281	18,829,580	17,225,958
Crops	12,077,749	8,639,910	6,272,900
Unharvested crops	17,777,895	1,603,897	8,515,388
Seeds and fodder	500,487	241,516	285,736
Materials and others	2,779,406	4,686,649	3,539,372
Advances to suppliers	576,940	1,440,333	1,106,959

	47,076,758	35,441,885	36,946,313

Non-Current
Livestock	55,078,987	44,740,030	44,267,100

	55,078,987	44,740,030	44,267,100

f.	Trade accounts payable

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Current
Suppliers in local currency	4,351,058	4,746,787	5,761,327
Suppliers in foreign currency (Schedule G)	2,315,281	1,133,055	1,171,699
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Inversora Bolivar S.A.	6,777	5,349	—
Alto Palermo S.A.	74,664	175,133	—
Alto City.Com S.A.	298	—	—
IRSA Inversiones y Representaciones S.A.	159,268	1,108	—
Cactus Argentina S.A.	206,902	943,989	222,828
Estudio Zang, Bergel & Viñes	76,847	81,646	—
Fundación IRSA	1,177,988	1,177,988	—
Directors	2,159	3,471	1,969
Accrual for other expenses (Schedule G)	2,513,471	2,358,474	1,738,014
Accrual for cereal expenses	328,644	213,177	180,409

	11,213,357	10,840,177	9,076,246

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

g.	Loans

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Current
Local financial loans (Note 16)	22,554,698	6,757,677	—
Convertible Bonds 2007 Interest payable (Schedule G)	1,468,115	589,239	1,701,548
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Shareholders	2,173,764	740,021	2,116,063
Directors	3,049	3,324	11,802

	26,199,626	8,090,261	3,829,413

Non Current
Convertible Bonds 2007 (Schedule G)	47,189,423	56,416,538	55,086,045
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Shareholders	69,870,974	70,853,048	68,505,652
Directors	98,011	318,281	382,096
Convertible Bonds 2007 expenses	(1,277,019)	(1,706,993)	(1,848,310)

	115,881,389	125,880,874	122,125,483

h. Salaries and social security payable

Current
Vacation, statutory annual bonus allowance	874,254	1,070,155	689,489
Social security administration	114,964	196,017	9,393
Salaries payable	53,422	192,632	108,403
Health care	12,180	2,533	5,169
Others	11,271	14,036	6,580

	1,066,091	1,475,373	819,034

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

i.	Taxes payable

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Current
Accrual for income tax	24,289,677	4,648,244	3,154,047
Advances to Income tax	(2,651,051)	(2,808,338)	(1,968,138)
Tax on Minimum Hypothetical Income	68,773	24,135	39,802
Value added tax	6,755	17,962	50,592
Property tax payable	80,182	103,284	110,364
Taxes withheld for income tax	68,995	188,125	82,371
Gross sales tax payable	80,846	91,306	164,793
Taxes withheld-Gross sales tax payable	—	(80,728)	(74,005)
Taxes withheld-Value added tax payable	10,036	18,932	24,159
Others (1)	1,624,478	3,610	3,004

	23,578,691	2,206,532	1,586,989

Non-current
Deferred tax	33,961,761	26,213,217	26,289,861
Tax on Minimum Hypothetical Income	1,524,079	—	—

	35,485,840	26,213,217	26,289,861

(1)	Including Personal Assets Tax of shareholders.

j.	Others debts

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Current
Advances to customers (Schedule G)	7,889,200	4,432,500	—
Accrual for Management fees	6,905,699	1,537,173	1,138,846
Loan to FYO minority shareholders	134,196	134,196	134,196
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Cactus Feeders Inc.	513,253	550,177	610,007
Others	117,775	35,516	8,560

	15,560,123	6,689,562	1,891,609

Non-current
Guarantee deposit	1,000	1,000	1,000
Allowances	38,327	38,327	38,327

	39,327	39,327	39,327

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:

a) Assets based on their estimated collection term (in pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004
4th quarter 2004/2003 financial period	—	—	4,412,090	—	—	5,397,220	—	—	4,134,382
1st quarter 2005/2004 financial period	—	—	—	—	4,246,050	—	—	3,271,016	2,661
2nd quarter 2005/2004 financial period	—	1,388,504	—	—	—	—	—	100,699	116,443
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	—	296,954	994,496
4th quarter 2005/2004 financial period	3,338,226	—	—	6,214,368	—	—	3,748,270	307,543	6,426
1st quarter 2006/2005 financial period	—	—	—	—	—	—	8,172,640	—	—
2nd quarter 2006/2005 financial period	—	—	—	—	—	—	646,991	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	825	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	3,385	17,154	17,154
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	4,765	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	25,582	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	106,583,963	132,941,891	142,837,462	—	—	—	—	—	—
Overdue	—	—	—	25,000	—	—	—	—	—
With no stated current term	97,322,364	486,493	3,638,395	—	1,108,808	230,022	3,348,881	11,043,141	5,446,167
With no stated non-current term	20,717	20,717	20,717	—	—	—	5,248,454	3,926,859	3,424,570

Total	207,265,270	134,837,605	150,908,664	6,239,368	5,354,858	5,627,242	21,195,028	18,968,131	14,142,299

b) Assets classified according to the interest rate that they accrue (in pesos)

Interest rate that they accrue	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004
At fixed interest rate	106,583,964	132,941,891	142,837,462	—	—	—	8,143,356	3,535,277	335,283
At variable interest rate	94,877,040	486,493	3,638,395	—	—	—	910,592	2,307,257	2,901,213
Non-interest bearing	5,804,266	1,409,221	4,432,807	6,239,368	5,354,858	5,627,242	12,141,080	13,125,597	10,905,803

Total	207,265,270	134,837,605	150,908,664	6,239,368	5,354,858	5,627,242	21,195,028	18,968,131	14,142,299

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:

a) Liabilities based on their estimated payment term (in pesos)

Based on their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004
4th quarter 2004/2003 financial period	—	—	9,074,277	—	—	3,829,413	—	—	756,121	—	—	1,382,339	—	—	471,385
1st quarter 2005/2004 financial period	—	11,750,406	—	—	6,757,677	—	—	1,406,519	—	—	342,491	—	—	1,552,956	2,663
2nd quarter 2005/2004 financial period	—	3,471	1,969	—	1,332,584	—	—	68,854	62,913	—	1,864,041	197,570	—	11,498	2,663
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	7,666	—
4th quarter 2005/2004 financial period	11,213,357	—	—	16,086,293	—	—	507,601	—	—	1,863,094	—	—	7,023,474	4,585,412	—
1st quarter 2006/2005 financial period	—	—	—	10,113,333	—	—	558,490	—	—	—	—	—	7,889,200	—	—
2nd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	21,715,597	—	—	—	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	—	—	—	115,881,389	125,880,874	122,125,483	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	7,080		37,448	34,493
With no stated current term	—	(913,700)	—	—	—	—	—	—	—	—	—	—	647,449	494,582	1,380,405
With no stated non-current term	—	—	—	—	—	—	—	—	—	35,485,840	26,213,217	26,289,861	39,327	39,327	39,327

Total	11,213,357	10,840,177	9,076,246	142,081,015	133,971,135	125,954,896	1,066,091	1,475,373	819,034	59,064,531	28,419,749	27,876,850	15,599,450	6,728,889	1,930,936

b) Liabilities classified according to the interest rate that they accrue (in pesos)

Interest rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004
At fixed interest rate	—	—	—	139,713,106	132,638,551	122,125,483	—	—	—	—	—	—	—	2,349,579	349,877
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	11,213,357	10,840,177	9,076,246	2,367,909	1,332,584	3,829,413	1,066,091	1,475,373	819,034	59,064,531	28,419,749	27,876,850	15,599,450	4,379,310	1,581,059

Total	11,213,357	10,840,177	9,076,246	142,081,015	133,971,135	125,954,896	1,066,091	1,475,373	819,034	59,064,531	28,419,749	27,876,850	15,599,450	6,728,889	1,930,936

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 6:	EARNINGS PER SHARE

Following is a conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible bonds into company’s ordinary stock for up to an amount of US$ 50,000,000 mentioned in Note 14 of the basic financial statements, exercise their right to convert into stock the titles they bear.

	March 31, 2005	March 31, 2004
Average appraised stock in circulation	152,945,734	132,941,251
Average appraised diluted ordinary stock	321,214,392	321,214,392

	March 31, 2005	March 31, 2004
Earnings for the calculation of basic earnings per share	62,151,295	10,249,604
Exchange differences	(1,677,679)	3,276,531
Financing expenses	7,835,584	9,016,919
Income tax	(2,010,094)	(4,012,888)
Management fees	(414,781)	(828,056)
Earnings for the calculation of diluted earnings per share	65,884,325	17,702,110

BASIC Earnings per share	March 31, 2005	March 31, 2004
Earnings	62,151,295	10,249,604
Number of shares	152,945,734	132,941,251
Earnings per share	0.41	0.08

DILUTED Earnings per share	March 31, 2005	March 31, 2004
Earnings	65,884,325	17,702,110
Number of shares	321,214,392	321,214,392
Earnings per share	0.21	0.06

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 7:	SEGMENT INFORMATION

As of March 31, 2005:

Description	Crops	Beef Cattle	Milk	Feed Lot	Others	Without especific allocation	Total
Sales	15,030,047	27,112,319	2,217,786	1,762,486	3,749,554	—	49,872,192
Assets	96,005,996	117,973,933	25,970,893	4,331,624	1,463,144	527,551,788	773,297,378
Liabilities	5,414,854	580,566	201,135	1,311,996	517,011	220,998,882	229,024,444
Fixed asset additions	1,932,891	1,302,443	2,688,570	119,954	63,029	2,871,796	8,978,683
Depreciation of fixed assets	903,728	732,112	103,496	223,517	60,213	610,785	2,633,851
Income from related companies	1,200,538	48,109	167,474	—	433,817	19,011,515	20,861,453

As of March 31, 2004:

Description	Crops	Beef Cattle	Milk	Feed Lot	Others	Without especific allocation	Total
Sales	14,129,908	19,754,421	2,511,919	5,821,723	3,691,983	—	45,909,954
Assets	100,352,242	142,254,463	11,161,891	5,443,681	2,387,421	345,629,728	607,229,426
Liabilities	2,656,481	1,564,278	38,381	1,489,425	340,724	159,568,673	165,657,962
Fixed asset additions	5,385,676	2,610,290	43,370	388,795	38,357	517,957	8,984,445
Depreciation of fixed assets	615,954	885,055	158,087	182,765	38,631	586,022	2,466,514
Amortization of intangible assets	—	—	—	—	369,637	—	369,637
Income from related companies	1,399,507	109,898	212,317	—	(494,759)	1,859,342	3,086,305

NOTE 8:	SALE OF FARMS

On July 29, 2003, Inversiones Ganaderas S.A. sold to Las Rejas S.A. three properties owned by it located in the district of Santo Domingo, department of La Paz, Province of Catamarca, with a total area of 5,997 hectares, for an amount of US$ 430,000, fully paid as of the date of execution of the deed. This sale generated a gain of Ps. 583,406 (Pesos Five hundred eighty three thousand four hundred and six).

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Fixed Assets

Corresponding to the period beginning as from July 1, 2004 and ended on March 31, 2005 comparative with the year ended on June 30, 2004 and with the period ended on March 31, 2004

(Notes 1, 2, and 3)

Schedule A

	Value at the beginning of the year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of period/year Pesos	Depreciation					Net carrying value at March 31, 2005 Pesos	Net carrying value at June 30, 2004 Pesos	Net carrying value at March 31, 2004 Pesos
Principal Account					Rate %	Accumulated at the beginning of the year Pesos	Decrease of the period/ year Pesos	Current period/ year Pesos	Accumulated at the end of period/year Pesos
Real estate	124,620,756	1,141,949	7,860,697	117,902,008	—	—	—	—	—	117,902,008	124,620,756	121,966,863
Wire fences	5,253,545	—	97,814	5,155,731	3	1,228,003	12,132	126,982	1,342,853	3,812,878	4,025,542	4,068,609
Watering troughs	3,712,614	999	22,251	3,691,362	5	1,032,887	5,563	134,751	1,162,075	2,529,287	2,679,727	2,693,354
Alfalfa fields and meadows	2,169,597	316,797	—	2,486,394	12-25-50	1,443,928	—	338,240	1,782,168	704,226	725,669	792,285
Buildings and constructions	5,676,309	118,987	—	5,795,296	2	1,980,142	—	75,700	2,055,842	3,739,454	3,696,167	3,627,885
Machinery	8,432,336	94,992	174,379	8,352,949	10	5,722,682	125,516	588,775	6,185,941	2,167,008	2,709,654	2,914,996
Vehicles	1,345,118	249,588	140,558	1,454,148	20	695,065	90,374	189,387	794,078	660,070	650,053	484,209
Tools	193,361	1,451	3,919	190,893	10	130,040	2,351	10,732	138,421	52,472	63,321	68,750
Furniture and equipment	1,048,119	71,876	—	1,119,995	10	669,664	—	73,674	743,338	376,657	378,455	398,064
Corral and leading lanes	652,931	3,667	—	656,598	3	131,165	—	16,250	147,415	509,183	521,766	514,347
Roads	1,191,255	2,145	161,927	1,031,473	10	668,531	83,651	76,469	661,349	370,124	522,724	553,933
Facilities	7,485,195	47,227	35,010	7,497,412	10-20-33	3,589,058	1,412	598,203	4,185,849	3,311,563	3,896,137	2,989,208
Computer equipment	1,393,473	229,247	297	1,622,423	20	1,110,169	296	141,835	1,251,708	370,715	283,304	290,051
Silo plants	1,169,114			1,169,114	5	315,645		47,306	362,951	806,163	853,469	866,382
Feed Lot	3,815,528	119,954	79,365	3,856,117		1,176,189	56,776	215,547	1,334,960	2,521,157	2,639,339	2,582,059
Constructions in progress	11,585,564	6,378,344	20,151	17,943,757	—	—	—	—	—	17,943,757	11,585,564	8,032,344
Advances to suppliers	174,826	848,172	738,514	284,484	—	—	—	—	—	284,484	174,826	2,010,909

Total at March 31, 2005	179,919,641	9,625,395	9,334,882	180,210,154		19,893,168	378,071	2,633,851	22,148,948	158,061,206	—

Total at June 30, 2004	170,555,220	15,571,176	6,206,755	179,919,641		19,622,754	3,297,090	3,567,504	19,893,168		160,026,473

Total at March 31, 2004	170,555,220	9,205,874	5,055,580	174,705,514		19,622,754	2,238,002	2,466,514	19,851,266			154,854,248

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Intangible Assets

Corresponding to the period beginning as from July 1, 2004 and ended on March 31, 2005 comparative with the year ended on June 30, 2004 and with the period ended on March 31, 2004

(Notes 1, 2, and 3 )

Schedule B

	Value at the beginning of the year and end of the period Pesos	Amortization				Net carrying value at March 31, 2005 Pesos	Net carrying value at March 30, 2005 Pesos	Net carrying value at June 31, 2004 Pesos
		Accumulated at the beginning of the year Pesos	Current year		Accumulated at the end of the period/year Pesos
Principal Account			Rate %	Amount Pesos
Development expenditures	1,410,368	1,410,368	33.33	—	1,410,368	—	—	—
Organization expenses	448,818	448,818		—	448,818	—	—	—
Brands and patents	18,938	18,938		—	18,938	—	—	—

Total at March 31, 2005	1,878,124	1,878,124		—	1,878,124	—

Total at June 30, 2004	1,878,124	1,508,487		369,637	1,878,124		—

Total at March 31, 2004	1,878,124	1,508,487		369,637	1,878,124			—

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Investments

Corresponding to the period beginning as from July 1, 2004 and ended on March 31, 2005 comparative with the year ended on June 30, 2004 and with the period ended on March 31, 2004

(Notes 1, 2, and 3)

Schedule C

						INFORMATION ON THE ISSUER
		Value at March 31, 2005 Pesos	Value at June 30, 2004 Pesos	Value at March 31, 2004 Pesos			Latest financial statements
Type and characteristics of the securities	Amount				Market value Pesos	Principal activity	Capital Pesos	Income for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
Fondo Bony Hamilton in dollars	32,534,579	93,601,984	—	—	2,877000
Fondo especial Banco Rio in pesos	1,463,316	206,901	57,122	—	0,141392
Fondo plazo fijo Banco Rio in dollars	1,862	2,523	4,081	4,030	1,354995

		93,811,408	61,203	4,030

Notes and Convertible Bonds
Interest of Convertible Bonds 2007 -IRSA (US$) Subsidiaries, related companies Law N° 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S. A.		3,338,226	1,388,504	4,412,090
Bonos Global 2010	110,000	95,732	97,096	99,264	0,870291
Bocon Pro 1	157,647	630	630	630	0,003996
Bonos Arg Discount	1,500,000	2,445,324	—	—	1,630216
Letes	356,190	320,571	—	—	0,900000

		6,200,483	1,486,230	4,511,984

Deposits in foreign banks in dollars		648,699	327,564	3,534,471

		648,699	327,564	3,534,471

Total current investments		100,660,590	1,874,997	8,050,485

Non-current investments
Related companies Law N° 19,550 Section 33
AGRO-URANGA S.A.					unlisted	Agricultural and livestock	2,500,000	4,241,002	14,181,944
Shares	893,069	4,932,749	5,230,031	5,425,695
Contribution on account of future subscriptions of shares		7,865	7,865	7,865
Higher property value		11,179,150	11,179,150	11,179,150

		16,119,764	16,417,046	16,612,710

IRSA Inversiones y Representaciones S.A
Shares (Note 14)	68,915,391	287,248,351	244,002,522	193,533,755	listed	Real state	338,372,526	78,202,410	1,194,535,346

		287,248,351	244,002,522	193,533,755

	Subtotal	303,368,115	260,419,568	210,146,465

Other Investments
Convertible Bonds 2007 - IRSA (US$)				142,837,462
Subsidiaries, related companies Law N° 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	36,538,897	106,583,963	132,941,891	—
Coprolán		20,717	20,717	20,717	unlisted

	Subtotal	106,604,680	132,962,608	142,858,179

Goodwill
Goodwill		164,919	659,676	824,595
IRSA negative goodwill		(43,485,057)	(26,529,022)	(21,018,232)

	Subtotal	(43,320,138)	(25,869,346)	(20,193,637)

Total non-current investments		366,652,657	367,512,830	332,811,007

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Allowances

Corresponding to the period beginning as from July 1, 2004 and ended on March 31, 2005 comparative with the year ended on June 30, 2004 and with the period ended on March 31, 2004

(Notes 1, 2, and 3)

Schedule E

Item	Opening balances Pesos	Decreases (1) Pesos	Deductions Pesos	Value at March 31, 2005 Pesos	Value at June 30, 2004 Pesos	Value at March 31, 2004 Pesos
Deducted from assets
Defaulting debtors	412,067	(2,826)	(38,532)	370,709	412,067	384,661
Included in liabilities
Allowances
For pending lawsuits (2)	38,327	—	—	38,327	38,327	38,327

Total at March 31, 2005	450,394	(2,826)	(38,532)	409,036

Total at June 30, 2004	517,452	(67,058)	—		450,394

Total at March 31, 2004	517,452	(94,464)	—			422,988

(1)	Included in Statement of Income

(2)	Included in Non-Current Other debts

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Cost of sales

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on March 31, 2005 and 2004

(Notes 1, 2, and 3)

Schedule F

	Crops		Beef cattle		Milk		Feed Lot		Others		Total
	March 31, 2005 Pesos	March 31, 2004 Pesos	March 31, 2005 Pesos	March 31, 2004 Pesos	March 31, 2005 Pesos	March 31, 2004 Pesos	March 31, 2005 Pesos	March 31, 2004 Pesos	March 31, 2005 Pesos	March 31, 2004 Pesos	March 31, 2005 Pesos		March 31, 2004 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	59,418,980	48,854,176	4,150,630	2,294,684	—	—	—	—	63,569,610		51,148,860
Crops	8,639,910	6,301,776	—	—	—	—	—	—	—	—	8,639,910		6,301,776
Unharvested crops	1,603,897	1,112,230	—	—	—	—	—	—	—	—	1,603,897		1,112,230
Seeds and fodder	—	—	134,870	106,386	103,508	58,969	—	—	3,138	—	241,516		165,355
Materials	3,842,213	1,222,255	—	—	44,982	33,362	601,626	145,137	197,822	246,069	4,686,649		1,646,823

	14,086,026	8,636,261	59,553,850	48,960,562	4,299,120	2,387,015	601,626	145,137	200,960	246,069		78,741,582		60,375,044
Holding results	—	—	9,062,762	1,523,761	259,170	388,308	—	—	—	—		9,321,932		1,912,069
Commodities market results	2,924,090	(2,132,913)	—	—	—	—	4,528	—	—	—		2,928,618		(2,132,913)
Transfer of Inventories to expenses	(149,403)	(164,529)	27,851	21,777	—	—	(65,938)	(65,503)	—	—		(187,490)		(208,255)
Transfer of Inventories to fixed assets	(572,364)	(220,039)	—	—	—	—	—	—	(74,348)	(1,390)		(646,712)		(221,429)
Transfer of Unharvested crops to expenses	(11,608,487)	(5,847,565)	(400,174)	(260,344)	(480,058)	(260,405)	—	—	(370,876)	(421,992)		(12,859,595)		(6,790,306)
Recovery of Inventories	—	—	150,440	184,161	(150,440)	(184,161)	—	—	—	—		—		—
Purchases	27,919,030	15,876,757	4,599,061	12,891,041	929,239	827,041	660,306	5,095,578	565,247	482,725		34,672,883		35,173,142
Operating expenses (Schedule H)	11,322,950	7,866,730	12,912,144	8,185,776	1,459,122	1,295,561	571,786	539,614	835,014	876,174		27,101,016		18,763,905
Less:
Inventories at the end of the period
Beef cattle (1)	—	—	(63,474,828)	(57,471,806)	(4,968,440)	(4,021,252)	—	—	—	—	(68,443,268)		(61,493,058)
Crops	(12,077,749)	(8,272,900)	—	—	—	—	—	—	—	—	(12,077,749)		(6,272,900)
Unharvested crops	(17,777,895)	(8,515,388)	—	—	—	—	—	—	—	—	(17,777,895)		(8,515,388)
Seeds and fodder	—	—	(271,597)	(189,957)	(228,890)	(92,564)	—	—	—	(3,215)	(500,487)		(285,736)
Materials	(2,288,977)	(2,664,094)	—	—	(49,926)	(41,814)	(170,520)	(616,075)	(269,983)	(217,389)	(2,779,406)	(101,578,805)	(3,539,372)	(80,106,454)

Cost of Sales	11,777,221	6,562,370	22,159,509	13,844,971	1,068,897	297,729	1,601,788	5,098,751	886,014	960,982		37,493,429		26,764,803

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Foreign currency assets and liabilities

Corresponding to the period beginning as from July 1, 2004 and ended on March 31, 2005 comparative with the year ended on June 30, 2004 and with the period ended on March 31, 2004

(Notes 1, 2, and 3)

Schedule G

	March 31, 2005				June 30, 2004			March 31, 2004
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks	U$S	6,138,808	2,88	17,661,351	U$S	2,475,600	7,223,801	U$S	3,073,466	8,681,273
Investments:
Mutual funds	U$S	32,535,456	2,88	93,604,507	U$S	1,399	4,081	U$S	1,429	4,030
Interest of Convertible Bonds 2007-IRSA
Subsidiaries, related companies Law N° 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones Sociedad Anonima	U$S	1,144,404	2,92	3,338,226	U$S	469,406	1,388 504	U$S	1,542,689	4,412,090
Deposits in local banks	U$S	—	2,88		U$S	112,256	327,564	U$S	—	—
Deposits in foreign banks	U$S	225,478	2,88	648,699	U$S	—		U$S	1,253,359	3,534,471
Trade accounts receivable
Accounts receivable	U$S	368,975	2,88	1,061,542	U$S	1,365	3,983	U$S	19,570	55,186
Other receivables and prepaid expenses:
Secured by mortgages	U$S	2,837,976	2,88	8,164,858	U$S	354,351	1,033,997	U$S	352,058	992,304
Guarantee deposits	U$S	678,333	2,88	1,951,565	U$S	750,171	2,188,998	U$S	1,432,895	4,040,763
Non-Current Assets
Investments:
Convertible Bonds 2007 - IRSA
Subsidiaries, related companies Law N° 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones Sociedad Anonima	U$S	36,538,897	2,92	106,583,963	U$S	44,943,168	132,941,891	U$S	49,943,168	142,837,462

Total Assets	U$S	80,468,327		233,014,711	U$S	49,107,716	145,112,819	U$S	57,623,634	164,558,079

Current liabilities
Trade account payable:
Suppliers	U$S	793,720	2,92	2,315,281	U$S	383,048	1,133,055	U$S	409,685	1,171,699
Accrual for other expenses	U$S	607,354	2,92	1,771,652	U$S	499,662	1,477,683	U$S	153,420	438,782
Loans:
Interest of Convertible Bonds 2007	U$S	503,296	2,92	1,468,115	U$S	199,202	589,239	U$S	1,338,956	1,701,548
Subsidiaries, related companies Law N° 19,550 Section 33 and related parties:
Shareholders	U$S	745,205	2,92	2,173,764	U$S	250,176	740,021	U$S	722,206	2,116,063
Directors	U$S	1,045	2,92	3,049	U$S	1,124	3,324	U$S	4,028	11,802
Other debts
Advances from customers	U$S	2,704,559	2,92	7,889,200	U$S	1,500,000	4,432,500	U$S	—	—
Subsidiaries, related companies Law N° 19,550 Section 33 and related parties:
Cactus Feeders Inc	U$S	13,961	2,92	40,724	U$S	13,263	39,231	U$S	34,817	102,015
Non-current liabilities
Loans:
Convertible Bonds 2007	U$S	16,177,382	2,92	47,189,423	U$S	19,072,528	56,416 538	U$S	43,347,480	55,086,045
Subsidiaries, related companies Law N° 19,550 Section 33 and related parties:
Shareholders	U$S	23,953,025	2,92	69,870,974	U$S	23,953,025	70,853,048	U$S	23,360,769	68,505,652
Directors	U$S	33,600	2,92	98,011	U$S	107,600	318,281	U$S	130,408	382,096

Total Liabilities	U$S	45,533,147		132,820,193	U$S	45,979,628	136,002,920	U$S	69,521,769	129,515,702

US$: US dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Information submitted in compliance with Section 64, subsection B of Law N0 19,550

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on March 31, 2005 and 2004

(Notes 1, 2, and 3)

Schedule H

	Total	Operating Expenses						Expenses		Total
Items	March 31, 2005 Pesos	Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Selling Pesos	Administrative Pesos	March 31, 2004 Pesos
Directors’ fees	90,169	—	—	—	—	—	—	—	90,169	7,597
Fees and payments for services	995,406	213,180	7,020	133,384	24,827	—	47,949	—	782,226	1,060,621
Salaries and wages	4,735,448	2,405,679	427,540	1,298,210	249,831	—	430,098	47,672	2,282,097	5,178,326
Social security contributions	830,802	397,974	144,319	153,042	18,689	—	81,924	9,080	423,748	619,842
Taxes, rates and contributions	376,881	322,850	102,669	187,668	23,748	—	8,765	—	54,031	366,219
Gross sales taxes	410,200	—	—	—	—	—	—	410,200	—	402,810
Office and administrative expenses	598,415	116,666	—	2,903	—	—	113,763	1,836	479,913	303,655
Bank commissions and expenses	22,051	22,051	4,269	4,739	307	—	12,736	—	—	20,554
Depreciation of fixed assets	2,633,851	2,403,789	1,140,480	841,292	151,360	204,770	65,887	—	230,062	2,466,514
Vehicle and travelling expenses	491,224	267,105	104,692	129,482	10,838	—	22,093	16,376	207,743	392,613
Spare parts and repairs	1,022,348	1,017,992	541,978	391,020	68,984	—	16,010	—	4,356	794,945
Insurance	193,552	52,828	24,178	20,435	1,760	—	6,455	—	140,724	240,218
Employees’ benefits	276,421	200,002	39,780	141,097	6,827	—	12,298	144	76,275	120,276
Amortization of intangible assets	—	—	—	—	—	—	—	—	—	369,637
Livestock expenses (1)	10,338,566	9,474,714	—	9,474,714	—	—	—	863,852	—	5,628,308
Dairy farm expenses (2)	896,496	888,771	—	—	888,771	—	—	7,725	—	776,075
Agricultural expenses (3)	11,104,307	8,581,038	8,581,038	—	—	—	—	2,523,269	—	6,875,184
Feed lot expenses	367,016	367,016	—	—	—	367,016	—	—	—	365,987
Silo expenses	97,032	97,032	97,032	—	—	—	—	—	—	233,522
Coal expenses	—	—	—	—	—	—	—	—	—	10,329
Firewood expenses	—	—	—	—	—	—	—	—	—	497
FyO expenses	52,616	6,750	—	—	—	—	6,750	45,866	—	39,301
General expenses	274,105	265,579	107,955	134,158	13,180	—	10,286	374	8,152	424,078
Contributions and services	—	—	—	—	—	—	—	—	—	35,183

Total at March 31, 2005	35,806,906	27,101,016	11,322,950	12,912,144	1,459,122	571,786	835,014	3,926,394	4,779,496	—

Total at March 31, 2004		18,763,905	7,866,780	8,185,776	1,295,561	539,614	876,174	3,140,643	4,827,743	26,732,291

(1)	Includes cattle food, additives, lodging, animal health and others.

(2)	Includes cattle food, additives, lodging, animal health and others.

(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Balance Sheet as at March 31, 2005, June 30, 2004 and March 31, 2004

	March 31, 2005 (Notes 1 and 2) Pesos	June 30, 2004 (Notes 1 and 2) Pesos	March 31, 2004 (Notes 1 and 2) Pesos
ASSETS
Current Assets
Cash and banks (Note 8.a.)	18,162,422	12,522,961	9,732,714
Investments (Note 8.b.)	99,805,081	1,490,311	7,555,974
Trade accounts receivable (Note 8.c.)	5,330,354	3,577,620	3,708,165
Other receivables and prepaid expenses (Note 8.d.)	16,070,228	15,915,028	11,922,144
Inventories (Note 8.e.)	46,258,634	34,330,261	36,184,984

Total Current Assets	185,626,719	67,836,181	69,103,981

Non-Current Assets

Other receivables and prepaid expenses (Note 8.d.)	5,156,243	4,138,826	3,355,843
Inventories (Note 8.e.)	49,804,357	40,982,536	40,691,688
Investments on controlled and related companies (Note 8.b.)	318,339,764	274,977,554	224,316,655
Other investments (Note 8.b.)	106,604,680	132,962,608	142,858,179
Fixed assets, net (Schedule A)	149,675,795	151,547,192	146,413,833

Subtotal Non-Current Assets	629,580,839	604,608,716	557,636,198

Goodwill (Note 8.b.)	(43,320,138)	(25,869,346)	(20,193,637)

Total Non-Current Assets	586,260,701	578,739,370	537,442,561

Total Assets	771,887,420	646,575,551	606,546,542

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.f.)	10,720,217	11,051,036	8,367,425
Loans (Note 8.g.)	26,199,626	8,090,261	3,829,413
Salaries and social security payable (Note 8.h.)	913,151	1,359,719	729,828
Taxes payable (Note 8.i.)	23,444,691	1,722,271	1,276,818
Other debts (Note 8.j.)	16,646,149	8,170,624	3,563,540

Total Debts	77,923,834	30,393,911	17,767,024

Total Current Liabilities	77,923,834	30,393,911	17,767,024

Non-Current Liabilities
Loans (Note 8.g.)	115,881,389	125,880,874	122,125,483
Taxes payable (Note 8.i.)	33,961,761	25,132,570	25,130,190
Other debts (Note 8.j.)	203,432	—	—

Total Non-Current Liabilities	150,046,582	151,013,444	147,255,673

Total liabilities	227,970,416	181,407,355	165,022,697

SHAREHOLDERS’ EQUITY (as per corresponding statement)	543,917,004	465,168,196	441,523,845

Total Liabilities and Shareholders’ Equity	771,887,420	646,575,551	606,546,542

The accompanying notes and schedules are an integral part of these financial statements.

Alejandro G. Elsztain
Second Vice-Chairman
serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Income

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on March 31, 2005 and 2004

	March 31, 2005 (Notes 1 and 2) Pesos	March 31, 2004 (Notes 1 and 2) Pesos
Sales
Crops	15,030,047	14,129,908
Beef cattle	26,261,038	18,579,458
Milk	2,217,786	2,511,919
Other	2,995,176	3,128,857

Total Sales	46,504,047	38,350,142

Cost of sales (Schedule F)
Crops	(11,777,221)	(6,565,500)
Beef cattle	(22,035,238)	(13,018,537)
Milk	(1,068,897)	(297,729)
Other	(1,161)	(801)

Total cost of sale	34,882,517)	(19,882,567)

Gross income	11,621,530	18,467,575

Selling expenses (Schedule H)	(3,760,424)	(2,995,296)
Administrative expenses (Schedule H)	(4,347,610)	(4,366,111)
Net gain on sale of farms	7,657,263	1,085,345
Gain from inventory holdings (Schedule F)	8,634,643	1,792,625

Operating income	19,805,414	13,984,138

Financial results
Generated by assets:
Exchange differences and discounts	(4,720,303)	4,550,455
Interest income	420,120	209,032
Bad debts (Schedule E)	2,826	94,464
Reference stabilization index (CER)		(302,116)
Tax on debts and credits	(962,665)	(724,422)
Holding results and operations of stocks and bonds
Result from sale of Convertible Bonds	68,754,172	—
Convertible Bonds purchase interest	7,994,072	8,697,554
Others	126,915	13,620

	71,615,137	12,538 587

Generated by liabilities:
Financial expenses
Convertible Bonds issued interest (Note 7)	(7,419,382)	(8,071,022)
Others	(1,726,096)	(1,049,142)
Exchange differences and discounts	1,906,481	(3,206,303)

	(7,238,997)	(12,326,467)

Other income and expenses:
Gains from others fixed assets sales	40,175	301,995
Others	(3,320,033)	(5,358)

	(3,279,858)	296,637

Gain from controlled and related companies	21,172,218	3,338,813
Management fees (Note 5)	(6,905,699)	(1,138,846)

Income before income tax	95,168,215	16,692,862

Income tax expense (Note 6)	(33,016,920)	(6,443,258)

Net income for the period	62,151,295	10,249,604

The accompanying notes and schedules are an integral part of these financial statements.

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Changes in Shareholders’ Equity

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on March 31, 2005 and 2004

(Notes 1 and 2)

	Shareholders’ contributions					Retained earnings	Unappropriated earnings Pesos	Total at March 31, 2005 Pesos	Total at March 31, 2004 Pesos
	Capital (Note 3)		Inflation adjustment of Common stock Pesos			Legal reserve Pesos
Items	Common stock Pesos	Treasury stock Pesos		Paid-in capital Pesos	Total Pesos
Balances at the beginning of the year	150,532,819	240,000	166,218,124	106,323,100	423,314,043	6,087,440	35,766,713	465,168,196	391,799,125
Subscription of incentive plan (Note 12)	240,000	(240,000)			—		240,000	240,000	327,437
Conversion of bonds in common stock (Note 13)	5,847,066			2,904,713	8,751,779			8,751,779	18,753,704
Exercise of Warrants (Note 13)	5,914,585			4,631,149	10,605,734			10,605,734	21,893,975
Appropriation of profits resolved by Shareholders’ Meeting held on October 22, 2004
Increase in legal reserve						1,605,151	(1,605,151)	—	—
Cash dividends							(3,000,000)	(3,000,000)	(1,500,000)
Net income for the period							62,151,295	62,151,295	10,249,604

Balances at March 31, 2005	162,534,470	—	166,218,124	113,918,962	442,671,556	7,692,591	93,552,857	543,917,004	—

Balances at March 31, 2004	149,453,998	245,000	166,218,124	105,610,988	421,528,110	6,087,440	13,908,295		441,523,845

The accompanying notes and schedules are an integral part of these financial statements.

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Cash Flow

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on March 31, 2005 and 2004

	March 31, 2005 (Notes 1 and 2) Pesos	March 31, 2004 (Notes 1 and 2) Pesos
Changes in funds
Funds at the beginning of the year	12,527,042	20,739,345
Funds at the end of the period	111,767,020	12,776,704

Net increase (decrease) in funds	99,239,978	(7,962,641)
Causes of changes in funds
Operation activities
Income for the period	62,151,295	10,249,604
Liabilities interest	7,319,715	8,071,022
income tax	33,016,920	6,443,258

Adjustments made to reach net cash flow from operation activities
Results from interest in controlled and related companies	(21,172,218)	(3,338,813)
Increase in allowances and reserves	9,111,032	2,094,519
Depreciation	2,234,423	2,113,909
Results from inventory holdings	(8,634,649)	(1,792,625)
Financial results	(6,981,621)	(6,925,644)
Result from sale of fixed assets	(7,697,444)	(1,387,340)
Result from sale of permanent investments	(68,754,172)	—

Changes in operating assets and liabilities
Decrease in current investments	2,596,816	5,707,778
(Increase) decrease in trade accounts receivable	(1,752,734)	2,508,486
Decrease (increase) in other receivables	6,466,525	(9,544,056)
Increase in inventories	(12,762,257)	(18,270,995)
Decrease in social securities charges & taxes payable and advances to customers	(2,911,877)	(4,023,370)
(Decrease) increase in trade accounts payable	(2,536,152)	186,537
Dividends collected	1,011,469	1,146,595
Increase (decrease) in other debts	1,670,362	(1,684,145)

Net funds applied to operation activities	(7,624,567)	(8,445,288)

Investment activities
Decrease (increase) in permanent investments	93,528,147	(1,199,670)
Increase in interest in related companies	(6,349,709)	(8,037,546)
Acquisition and upgrading of fixed assets	(8,650,536)	(8,554,699)
Collection of receivables related to the sale of fixed assets	1,127,138	1,008,000
Sale of fixed assets	8,554,120	3,518,108

Net funds provided by (applied to) investment activities	88,209,160	(13,265,807)

Financing activities
Exercise of Warrants	10,605,734	21,893,975
Dividends paid	(3,000,000)	(1,500,000)
Exercise of rights offering on treasury stock	240,000	327,437
Increase in financial loans	44,356,365	—
Decrease in financial loans	(33,546,714)	(5,667,108)
Issuance expenses of Convertible Bonds	—	(1,305,850)

Net funds provided by financing activities	18,655,385	13,748,454

Net increase (decrease) in funds	99,239,978	(7,962,641)
Items not involving changes in funds
Transfer of inventory to fixed assets	646,712	221,429
Increase in other receivables by sale of fixed assets	8,077,546	—
Repayment of financial loans through issue of stock by exercise of conversion right	8,751,779	18,753,704
Complementary information
Interest paid	5,107,038	5,667,108
Income tax paid	244,857	727,313

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on March 31, 2005 and 2004

NOTE 1:	STANDARDS ACCOUNTING

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous Fiscal Year.

a.	Presentation standards

These financial statements are stated in Argentine pesos, and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and the Comisión Nacional de Valores.

b.	New Accounting Standards

The Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires enacted the following technical resolutions: N° 16: “Conceptual regime for professional accounting regulations”; N° 17: “Professional accounting regulations: development of matters of general application”, N° 18: “Professional accounting regulations: development of some matters of particular application” and N° 19 “ Modifications to technical resolutions N° 6, 8, 9, 11 and 14” and N° 20 “Derivative instruments and hedging transactions”, through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that such technical resolutions and the modifications incorporated, will be in force for Fiscal Years initiated as from July 1, 2002 (other than Technical Resolution No. 20, which shall become effective for fiscal years beginning as from January 1, 2003).

The Comisión Nacional de Valores, through Resolution N° 434/03 has adopted such technical resolutions with some exceptions and modifications, which have been in force for fiscal years initiated as from January 1, 2003.

The main changes basically result from the registration of income tax under the deferred tax method, as concerns agreements involving derivative instruments at their current value and the valuation of receivables and payables with no stated rate at their discounted value.

As at February 19, 2003, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, enacted Technical Resolution N° 21 “Proportional value- merge of financial statements- information to provide on related parties” through Resolution M.D. N° 5/2003.

The above mentioned Technical Resolution and the amendments introduced became effective for fiscal years ended as from April 1, 2003. Furthermore, The Comisión Nacional de Valores has adopted such Technical Resolution, through Resolution Nª 459/04 introducing some modifications, which will be in force for fiscal years started as from April 1, 2004, consequently the Company has considered their application.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 1:	(Continued)

On January 12, 2005, the Professional Council of Economic Sciences of the City of Buenos Aires approved Technical Resolution No. 22, “Professional accounting rules: agricultural business” under its Resolution M.D. No. 01/2005. Such Technical Resolution will become effective for fiscal years starting as from July 1, 2005, and to date it has not been approved by the Comisión Nacional de Valores.

Financial statements corresponding to the nine-month economic periods ended to March 31, 2005 and 2004 have not been audited yet. The management believes they include all necessary settlements to reasonably show the results of each period. Results for the nine-month economic periods ended to March 31, 2005 and 2004 do not necessarily reflect the proportion of the company’s result for such complete years.

c.	Accounting for inflation

The Company’s financial statements have been prepared in accordance with Resolution M.D. 3/02 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, which has established the application of Technical Resolution No. 6, as amended by Technical Resolution No. 19 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas, as from fiscal years or interim periods ended on or after March 31, 2002.

On March 25, 2003, the Poder Ejecutivo Nacional issued Decree No. 664 establishing that financial statements for fiscal years ended as from that date should be stated in nominal currency. Therefore, in accordance with Resolution No. 441 issued by the Comisión Nacional de Valores on April 8, 2003, the Company discontinued restatement of its financial statements effective March 1, 2003. This criteria does not comply with Resolution M.D. 041/2003, enacted by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, by means of which the restatement of financial statements as of October 1, 2003 is no longer compulsory. However, as of March 31, 2005, this deviation did not have a material effect on the Company’s financial statements.

As a consequence of the above, the initial balances at the Company’s financial statements are presented in constant currency as of February 28, 2003, having considered the accounting measurements restated by the changes in the purchasing power of the currency until interruption of the adjustment and those arising in the period of stability, restated into currency of December 2001. Transactions subsequent to February 28, 2003 have been recorded at their historical values.

The coefficients prepared based on the domestic wholesale price index, published by the Instituto Nacional de Estadísticas y Censos, have been applied for purposes of the abovementioned restatement of comparative information.

d.	Comparative Information

For comparison purposes, reclassifications have been made as of March 31, 2004 and June 30, 2004.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used when accounting for the allowance for conversion of convertible bonds into shares of stock, doubtful accounts, depreciation, amortization, impairment of current and non-current assets, income taxes, deferred liabilities and allowances for contingencies, accrual for expenses and assets’ recoverable value. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the closing of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at year-end.

d.	Temporary investments

Mutual funds are carried at market value as of period-end.

The Argentine debt bonds were valued at incurred cost.

The AR Discount bonds relating to the sovereign debt exchange launched by the Argentine government of its defaulted securities were valued at their purchase, rather than their listing, value because the issuance of such bonds, originally scheduled for March 31, 2005, has been suspended as a consequence of a legal action pending before the Second District Court of Appeals of the State of New York, United States of America.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

g.	Futures and Options

Futures relate to cereal commitments deliverable at a previously agreed price (see Note 4) and bullions traded in the Chicago market.

Premiums collected or paid correspond to options bought or written.

The assets or liabilities originated in derivatives instruments have been valued at their market value at the closing of the period.

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments have been recognized under net income.

h.	Other receivables and payables

Other receivables and payables have been valued on the basis of the agreed values plus interest accrued as of the closing of the financial statements.

Other receivables and payables in foreign currency have been valued at their amount in such currency at the fiscal period-end closing date, converted to the buyer and seller exchange rate, respectively, prevailing at the fiscal period-end closing date.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1.	Livestock for raising and grazing cattle have been stated at their market value at the end of the period, net of estimated selling expenses. The livestock for dairy production and other purposes not related to direct sale over the next 12 months were valued at replacement cost.

2.	Crops: at their quoted market value at the end of the period, less estimated sale expenses.

3.	Sown lands: Sown lands are valued at the replacement cost of the supplies used, plus expenses accrued as of the closing of the financial statements.

4.	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of the period.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas approved by Comisión Nacional de Valores.

Holdings at March 31, 2005 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.72
IRSA Inversiones y
Representaciones Sociedad Anónima (Note 14)	26.35

Consolidated financial statements with Inversiones Ganaderas S.A., Futuros y Opciones.Com and Cactus Argentina S.A. in proportional consolidation of 50% at March 31, 2005 and 2004 are presented as complementary information.

Current valuations and economic conditions reduce the risks inherent to long-term investment opportunities and increase the possibility of obtaining significant return in the long term. In view of these circumstances: (i) the value of the investment was set at market value; (ii) the value of the investment was calculated by the equity method of accounting; and (iii) the difference between (i) and (ii) was recognized as negative goodwill to be amortized over 20 years.

The Company records under Negative Goodwill the difference between the prices of the conversions of Convertible Bonds and/or Warrants into IRSA’s shares and the value assigned according to the calculation of the proportional equity value. Such amount is not subject to depreciation as it is impacted by the results from dilutions of third-party holders of Convertible Bonds of IRSA under the same headings.

As of March 31, 2005, the investment in Futuros y Opciones.Com S.A., valued on the basis of the proportional equity method (RT21), is disclosed as “Pending Contributions” under Other Liabilities because the equity of such Company for purposes of computing the investment is negative as of March 31, 2005. This situation will be reverted with the subsequent irrevocable contributions to be made by the shareholders.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

2.	Other Investments

•	Investments in debt securities

IRSA’s Convertible Bonds were valued taking into account the amount existing at period-end in dollars, at the sellers’ exchange rate plus interest accrued as of the closing date of these financial statements.

•	Other investments

The remaining investments correspond to non-listed securities, which were valued at their restated cost as of February 28, 2003 (Note 1.c.).

•	Goodwill

The goodwill relating to the purchase of the subsidiary Futuros y Opciones.Com S.A. has been valued at its restated cost as of February 28, 2003, calculated as the difference between the price paid for such investment and its equity value calculated at the time of purchase, which was also restated as of that date (Note. 1.c.).

Depreciation is calculated in accordance with the estimated useful life, which is 5 years and has been classified under Result from interest in subsidiaries and related companies in the statement of income.

l.	Fixed assets

•	Purchase value:

Valued at cost restated into period-end currency applying the coefficients mentioned in Note 1. c., based on the corresponding dates of origin.

•	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the period of addition.

•	The carrying value

The carrying value of fixed assets does not exceed their estimated recoverable value at the end of the period.

m.	Shareholders’ equity

Initial balances have been restated into period-end currency following the criteria set forth in Note 1.c. Movements for the period are recorded at their historical values.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

n.	Results for the period

The results for the period are disclosed in the paid cost.

The income statement shows the financial results, discriminating those generated by assets and those generated by liabilities.

o.	Income Tax

The Company has recognized the income tax liability on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of livestock and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

p.	Tax on minimum hypothetical income

The Company determines the tax on minimum hypothetical income applying the prevailing rate of 1% on computable assets at fiscal period-end. This tax is supplementary to the income tax. The Company’s tax liability for each period will be the higher of these two taxes. However, if the tax on minimum hypothetical income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following ten fiscal years.

q.	Revenue recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid in Pesos
Common and treasury stock at June 30, 2002	120,152,102	120,152,102	120,152,102
Incentive Plan
Fiscal Year 03 (Note 12)	3,559,853	3,559,853	3,559,853
Conversion of bonds in common stock (Note 13)-Fiscal Year 2003	386,140	386,140	386,140
Incentive Plan (Note 12) - Fiscal Year 04	332,437	332,437	332,437
Conversion of bonds in common stock (Note 13)-Fiscal Year 2004	13,136,577	13,136,577	13,136,577
Exercise of Warrants (Note13)-Fiscal Year 2004	12,965,710	12,965,710	12,965,710
Incentive Plan (Note 12) - Fiscal Year 05-1st , 2nd and 3rd quarter	240,000	240,000	240,000
Conversion of bonds in common stock (Note 13)-Fiscal Year 2005-1st , 2nd and 3rd quarter	5,847,066	5,847,066	5,847,066
Exercise of Warrants (Note13)-Fiscal Year 2005-1st , 2nd and 3rd quarter	5,914,585	5,914,585	5,914,585

Common and treasury stock at March 31, 2005	162,534,470	162,534,470	162,534,470

As of March 31, 2005, the capital authorized to be publicly offered is formed of 162,534,470 common, book-entry shares of $ 1 par value each and entitled to one vote per share, all of which were outstanding.

NOTE 4:	FUTURES

At March 31, 2005 the Company had arranged futures and options on the futures market as follows:

OPTIONS – C.B.O.T. – SELL CALL – SEASON 2004/2005

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	27,880	280.98	(194,500)
Corn	46,355	98.74	(113,794)
Wheat	2,720	121.26	(20,488)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 4:	(Continued)

OPTIONS – C.B.O.T. - PURCHASE CALL – SEASON 2004/2005

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	11,560	266.72	121,806
Corn	31,750	86.61	93,995

OPTIONS – C.B.O.T. – PURCHASE PUT – SEASON 2004/2005

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	14,605	91.57	94,995
Corn	16,320	220.46	271,047

FUTURES – C.B.O.T. — SEASON 2004/2005

Cereal	Tons	Average price US$ (1)	Total amount US$
Corn-sell	31,750	92.63	(2,941,095)

OPTIONS – SELL CALL – SEASON 2004/2005

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	500	162.00	(1,250)
Wheat	1,200	103.33	(5,003)

OPTIONS – PURCHASE PUT – SEASON 2004/2005

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	500	142.00	1,250

FUTURES – SEASON 2004/2005

Cereal	Tons	Average price US$ (1)	Total amount US$
Soybean	9,200	174.12	1,601,904
Wheat	3,800	116.07	441,066

BULLIONS - FUTURES – C.B.O.T.

Bullion	Amount of ounces	Average purchase price for contract- US$	Average market price for contract- US$	Total amount US$ (a)
Silver	705,000	720.51	719.28	101,418

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 4:	(Continued)

(a) The loss generated as of March 31, 2004 is Ps. 27,556 and is included in the Income Statement under financial results.

As of March 31, 2005 and 2004 the Company charged to income $ 2,924,090 (loss) and $ 2,132,913 (gain), respectively, to reflect the closing of the transactions carried out during those periods. These results are disclosed under the cost of grain in a line of Schedule F.

At March 31, 2004 the Company had arranged futures and options on the forward market as follows:

OPTIONS – C.B.O.T. – PURCHASE CALL – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	27,200	102.88	127,928

OPTIONS – C.B.O.T. – SELL PUT - SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	6,120	332.33	(26,735)
Corn	31,750	118.10	(149,992)

OPTIONS – C.B.O.T.-PURCHASE PUT - SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	5,000	233.32	17,799

OPTIONS – SELL PUT – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	1,500	227.33	(9,150)

FUTURES – C.B.O.T. — SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Total amount US$
Soybean-purchase	14,552	274.85	3,999,617
Soybean-sell	12,240	340.07	(4,162,457)

FUTURES – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Total amount US$
Corn-purchase	6,100	89.72	547,292
Soybean-sell	2,700	250.02	(675,054)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 4:	(Continued)

(1)	Strike price without deducting expenses.

(2)	Premiums paid (collected).

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Article Nº 271 of Law Nº 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

In relation to this issue, the financial statements as of March 31, 2005 and March 31, 2004 includes a charge in the Statement of Income of Ps. 6,905,699 and a Ps. 1,138,846 respectively and the same provision for this periods.

NOTE 6:	INCOME TAX – DEFERRED TAX

The following tables show the development and composition of deferred tax Assets and Liabilities.

•	Deferred assets as of March 31, 2005:

	Cumulative tax loss carryforwards	Provisions	Other	TOTAL
Initial Balance	2,224,649	20	1,191	2,225,860
Charge to results	(20,840)	—	80,289	59,449
Closing Balance	2,203,809	20	81,480	2,285,309

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 6:	(Continued)

•	Deferred liabilities as of March 31, 2005:

	Fixed Assets	Inventories	Investments	Accruals	TOTAL
Initial Balance	(13,522,161)	(11,545,458)	(1,220,989)	(1,069,822)	(27,358,430)
Charge to results	(4,308,268)	(2,535,921)	(1,509,115)	(535,336)	(8,888,640)
Closing Balance	(17,830,429)	(14,081,379)	(2,730,104)	(1,605,158)	(36,247,070)

As of March 31, 2005, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 33,961,761.

Below is a conciliation between the Income Tax charged to Income and that which would result from applying the prevailing tax rate on the Income for accounting purposes:

Description	March 31, 2005	March 31, 2004
Income before income tax	95,168,215	16,692,862
Tax rate	35%	35%
Net results at tax rates:	33,308,875	5,842,502
Permanent differences at tax rate:
Restatement into constant currency	4,066,732	904,270
Penalties	159	1,687
Donations	3,050	(204,109)
Amortization FYO Goodwill	83,465	82,887
Result from purchase and sale of stock	2,398,665	1,085,872
Loss from controlled and related companies	(7,410,276)	(1,168,585)
Personal asset tax	1,157,196	—
Conversion of bonds in common stock	1,509,585	—
Miscellaneous permanent differences	(2,100,531)	(101,266)
	33,016,920	6,443,258

During this period the Income Tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 2,203,809 and may be offset against taxable income of future fiscal years, as follows:

Origination year	Amount	Expiration Year
2003	2,003,809	2008

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 6:	(Continued)

•	Deferred assets as of March 31, 2004:

	Cumulative tax loss carryforwards	Provisions	Other	TOTAL
Initial Balance	2,257,115	(6,335)	250,802	2,501,582
Charge to income	108,446	(9,658)	(256,226)	(157,438)
Closing Balance	2,365,561	(15,993)	(5,424)	2,344,144

•	Deferred liabilities as of March 31, 2004:

	Fixed Assets	Inventories	Investments	Accruals	TOTAL
Initial Balance	(13,019,043)	(10,355,850)	(2,706)	(1,001,793)	(24,379,392)
Charge to income	(669,851)	(1,252,730)	2,258	(1,174,619)	(3,094,942)
Closing Balance	(13,688,894)	(11,608,580)	(448)	(2,176,412)	(27,474,334)

As of March 31, 2004, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 25,130,190.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW N° 19,550 SECTION 33 AND RELATED PARTIES:

a.	Balances at March 31, 2005, June 30, 2004 and March 31, 2004 with Subsidiaries, related companies and related parties:

	March 31, 2005	June 30, 2004	March 31, 2004
IRSA Inversiones y Representaciones S.A.(3)
Current Investments
- Interest of Convertible Bonds 2007 -IRSA (US$)	3,338,226	1,388,504	4,412,090
Non-Current Investments
- Convertible Bonds 2007 -IRSA (US$)	106,583,963	132,941,891	142,837,462
Current Trade accounts receivable	—	637	—
Current Trade accounts payable	159,268	1,108	30,928

Inversiones Ganaderas S.A.(1)
Current Trade accounts receivable	10,348	9,216	17,839
Current Other debts	1,630,854	2,196,666	2,424,694
Non-Current Other debts	203,432	—	—

Futuros y opciones.Com S.A.(1)
Current Trade accounts receivable	693,540	—	—
Current Other receivables and prepaid expenses	23,603	738,735	877,395
Current Trade accounts payable	—	3,720	845
Pending Contributions	102,896	—	—

Cactus Argentina S.A.(3)
Current Trade accounts receivable	45,164	29,845	25,370
Current Other receivables and prepaid expenses	1,363,965	1,346,401	1,340,252
Current Trade accounts payable	413,804	1,853,969	445,657

Agro-Uranga S.A.(3)
Current Other receivables and prepaid expenses	694,981	39,993	160,609

Fundación IRSA (4)
Current Trade accounts payable	1,177,988	1,177,988	477,988

Inversora Bolívar (4)
Current Trade accounts payable	6,777	5,349	—

Alto Palermo S.A.(4)
Current Trade accounts payable	74,664	87,774	64,531
Current Trade accounts payable	298	—	—

Credits to employees (4)
Current credits to Senior management, directors and staff of the company	35,114	37,751	30,247

Estudio Zang, Berqel & Viñes (4)
Current Trade accounts payable	75,154	81,647	52,649

Directors (4)
Current Trade accounts payable	2,159	3,471	1,969
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G)
Directors	3,049	3,324	11,802
Non-Current Loans
Convertible Bonds 2007 (Schedule G)
Directors	98,011	318,281	382,096

Shareholders (2)
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G)
Directors	2,173,764	740,021	2,116,063
Non-Current Loans
Convertible Bonds 2007 (Schedule G)
Directors	69,870,974	70,853,048	68,505,652

(1)	Controlled company

(2)	Shareholder

(3)	Related company

(4)	Related party

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 7:	(Continued)

b.	Results provided by Subsidiaries, related companies and related parties corresponding to the periods ended at March 31, 2005 and 2004:

	Year	Sales and Fees for shared services	Interest paid	Salaries and social securities	Fees	Livestock expenses	Interest income	Administrative services	Others
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Shareholders	2005	—	(4,424,774)	—	—	—	—	—	—
	2004	—	(4,459,899)	—	—	—	—	—	—
Agro-Uranga S.A.	2005	—	—	—	—	—	—	—	106,780
	2004	—	—	—	—	—	—	—	—
Alto Palermo S.A.	2005	(89,961)	—	—	—	—	—	—	—
	2004	(69,416)	—	—	—	—	—	—	—
Cactus Argentina S.A.	2005	—	—	—	—	(3,545,306)	17,101	108,720	28,573
	2004	—	—	—	—	(5,151,665)	14,015	141,200	173,296
Directors	2005	—	(6,207)	(193,269)	(90,169)	—	13,772	—	—
	2004	—	(24,875)	(221,209)	(7,597)	—	26,861	—	—
Estudio Zang, Bergel & Viñes	2005	—	—	—	(95,104)	—	—	—	—
	2004	—	—	—	(52,649)	—	—	—	—
Fundación IRSA	2005	—	—	—	—	—	—	—	—
	2004	—	—	—	—	—	—	—	—
Futuros y opciones.Com S.A.	2005	—	—	—	—	—	—	28,800	(608)
	2004	—	—	—	—	—	—	(30,155)	(30,918)
Inversiones Ganaderas S.A.	2005	—	(92,935)	—	—	—	—	60,136	132,569
	2004	—	(103,651)	—	—	—	—	—	2,061
Inversora Bolívar	2005	—	—	—	—	—	—	—	(125,329)
	2004	—	—	—	—	—	—	—	(35,072)
IRSA Inversiones y Representaciones S.A.	2005	(104,113)	—	—	—	—	7,994,072	—	—
	2004	(92,970)	—	—	—	—	8,697,554	—	—
Credits to employees	2005	—	—	—	—	—	14,793	—	—
	2004	—	—	—	—	—	13,993	—	—
Senior Management	2005	—	—	(864,019)	—	—
	2004	—	—	(758,667)	—	—

Total at March 31, 2005		(194,074)	(4,523,916)	(1,057,288)	(185,273)	(3,545,306)	8,039,738	197,656	141,985

Total at March 31, 2004		(162,386)	(4,588,425)	(979,876)	(60,246)	(5,151,665)	8,752,423	171,355	109,367

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8:	Details of balance sheet and income statement accounts

a.	Cash and banks

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Cash	34,138	69,859	75,826
Foreign currency (Schedule G)	75,139	46,431	50,196
Patacones currency	39	39	37
Local currency checking account	318,678	4,781,351	938,329
Patacones currency checking account	22	22	22
Foreign currency checking account (Schedule G)	6,282,300	1,220,084	8,628,564
Local currency saving account	15,115	12,295	13,794
Foreign currency saving account (Schedule G)	11,252,686	5,949,506	—
Checks to be deposited	184,305	443,374	25,946

	18,162,422	12,522,961	9,732,714

b. Investments and Goodwill

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Investment
Investment (Schedule C and G)	99,805,081	1,490,311	7,555,974

	99,805,081	1,490,311	7,555,974

Investment
Investment on controlled and related companies (Schedule C)	318,339,764	274,977,554	224,316,655

	318,339,764	274,977,554	224,316,655

Other investments
Other investments (Schedule C and G)	106,604,680	132,962,608	142,858,179

	106,604,680	132,962,608	142,858,179

Goodwill
Goodwill (Schedule C)	(43,320,138)	(25,869,346)	(20,193,637)

	(43,320,138)	(25,869,346)	(20,193,637)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8:	(Continued)

c.	Trade accounts receivable

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Current
Accounts receivable in local currency	3,937,855	3,921,210	3,982,317
Less:
Provision for defaulting debtors (Schedule E)	(345,709)	(387,067)	(359,661)
Accounts receivable in foreign currency (Schedule G)	989,156	3,779	42,300
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	10,348	9,216	17,839
Futuros y Opciones.Com S.A.	693,540	—	—
Cactus Argentina S.A.	45,164	29,845	25,370
IRSA Inversiones y Representaciones Sociedad Anónima	—	637	—

	5,330,354	3,577,620	3,708,165

d. Other receivables and prepaid expenses

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Current
Prepaid leases	165,910	4,465,136	598,390
Guarantee deposits and premiums (Schedule G)	1,951,565	2,188,998	4,040,763
Secured by mortgage (Schedule G)	8,164,858	1,033,997	992,804
Prepaid expenses	973,269	897,192	353,576
Tax prepayments (net of accruals)	2,481,699	3,368,062	2,876,994
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Cactus Argentina S.A.	1,363,965	1,346,401	1,340,252
Futuros y Opciones.Com S.A.	23,603	738,735	877,395
Agro-Uranga S.A.	694,981	39,993	160,609
Credits to employees	35,114	37,751	30,247
Shareholders	—	1,711,833	455,583
Others	215,264	86,930	195,531

	16,070,228	15,915,028	11,922,144

Non-current
Value Added Tax	5,080,327	4,121,672	3,338,689
Tax on Minimum Hypothetical Income	—	17,154	17,154
Prepaid leases	75,916	—	—

	5,156,243	4,138,826	3,355,843

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8:	(Continued)

e.	Inventories

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Current
Livestock	12,745,725	18,366,149	17,224,122
Crops	12,077,749	8,639,910	6,272,900
Unharvested crops	17,777,895	1,603,897	8,515,388
Seeds and fodder	500,487	238,378	282,521
Materials and others	2,579,838	4,041,594	2,868,660
Advances to suppliers	576,940	1,440,333	1,021,393

	46,258,634	34,330,261	36,184,984

Non-Current
Livestock	49,804,357	40,982,536	40,691,688

	49,804,357	40,982,536	40,691,688

f. Trade accounts payable

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Current
Suppliers in local currency	3,905,339	4,426,742	4,634,443
Suppliers in foreign currency (Schedule G)	2,302,374	1,110,314	1,060,960
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Inversora Bolivar S.A.	6,777	5,349	—
Alto Palermo S.A.	74,664	87,774	64,531
Alto City.Com S.A.	298	—	—
IRSA Inversiones y Representaciones S.A.	159,268	1,108	30,928
Cactus Argentina S.A.	413,804	1,853,969	445,657
Futuros y Opciones.Com S.A.	—	3,720	845
Estudio Zang, Bergel & Viñes	75,154	81,646	52,649
Fundación IRSA	1,177,988	1,177,988	477,988
Directors	2,159	3,471	1,969
Accrual for other expenses (Schedule G)	2,273,748	2,085,778	1,417,046
Accrual for cereal expenses	328,644	213,177	180,409

	10,720,217	11,051,036	8,367,425

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8:	(Continued)

g.	Loans

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Current
Local financial loans (Note 16)	22,554,698	6,757,677	—
Convertible Bonds 2007 Interest payable (Schedule G)	1,468,115	589,239	1,701,548
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Shareholders	2,173,764	740,021	2,116,063
Directors	3,049	3,324	11,802

	26,199,626	8,090,261	3,829,413

Non-Current
Convertible Bonds 2007 (Schedule G)	47,189,423	56,416,538	55,086,045
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Shareholders	69,870,974	70,853,048	68,505,652
Directors	98,011	318,281	382,096
Convertible Bonds 2007 expenses	(1,277,019)	(1,706,993)	(1,848,310)

	115,881,389	125,880,874	122,125,483

h. Salaries and social security payable

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Current
Vacation, statutory annual bonus allowance	760,536	1,001,301	626,576
Social security administration	111,169	166,415	116
Salaries payable	27,545	180,340	94,048
Health care	10,093	2,533	5,169
Others	3,808	9,130	3,919

	913,151	1,359,719	729,828

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8:	(Continued)

i.	Taxes payable

	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Current
Accrual for income tax	24,289,677	4,246,881	2,979,125
Advances to Income tax	(2,651,051)	(2,808,338)	(1,968,138)
Tax on Minimum Hypothetical Income (Note 2.p.)	—	17,154	17,154
Property tax payable	80,182	103,284	103,284
Taxes withheld for income tax	30,590	163,926	71,639
Taxes withheld-Gross sales taxes	—	(81,215)	(74,005)
Gross sales taxes	71,128	80,085	146,566
Taxes withheld-Value Added Tax	10,032	—	—
Others (1)	1,614,133	494	1,193

	23,444,691	1,722,271	1,276,818

Non-Current
Deferred tax	33,961,761	25,130,570	25,130,190

	33,961,761	25,130,570	25,130,190

(1) Including Personal Assets Tax of shareholders.

j. Other debts
	March 31, 2005 Pesos	June 30, 2004 Pesos	March 31, 2004 Pesos
Current
Advances to customers (Schedule G)	7,889,200	4,432,500	—
Accrual for Management fees (Note 5)	6,905,699	1,537,173	1,138,846
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	1,630,854	2,196,666	2,424,694
Pending Contributions
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Futuros y Opciones.Com S.A. (Note 2 k.)	102,896	—	—
Others	117,500	4,285	—

	16,646,149	8,170,624	3,563,540

Non-current
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	203,432	—	—

	203,432	—	—

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 9:

a)	Assets based on their estimated collection term (in pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004
4th quarter 2004/2003 financial period	—	—	4,412,090	—	—	3,708,165	—	—	4,780,726
1st quarter 2005/2004 financial period	—	—	—	—	3,577,620	—	—	3,250,227	—
2nd quarter 2005/2004 financial period	—	1,388,504	—	—	—	—	—	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	—	1,033,997	992,804
4th quarter 2005/2004 financial period	3,338,226	—	—	5,330,354	—	—	3,614,587	305,826	—
1st quarter 2006/2005 financial period	—	—	—	—	—	—	8,164,858	—	—
2nd quarter 2006/2005 financial period	—	—	—	—	—	—	442,270	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	17,154	17,154
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	106,583,963	132,941,891	142,837,462	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	96,466,855	101,807	3,143,884	—	—	—	3,848,513	11,324,978	6,148,614
With no stated non-current term	20,717	20,717	20,717	—	—	—	5,156,243	4,121,672	3,338,689

Total	206,409,761	134,452,919	150,414,153	5,330,354	3,577,620	3,708,165	21,226,471	20,053,854	15,277,987

b)	Assets classified according to the interest rate that they accrue (in pesos)

Interest rate that they accrue	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004
At fixed interest rate	106,583,963	132,941,891	142,837,462	—	—	—	8,281,716	1,327,126	992,804
At variable interest rate	94,021,531	101,807	3,143,884	—	—	—	910,592	2,307,893	2,901,213
Non-interest bearing	5,804,267	1,409,221	4,432,807	5,330,354	3,577,620	3,708,165	12,034,163	16,418,835	11,383,970

Total	206,409,761	134,452,919	150,414,153	5,330,354	3,577,620	3,708,165	21,226,471	20,053,854	15,277,987

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 9:

a)	Liabilities based on their estimated payment term (in pesos)

Based on their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004
4th quarter 2004/2003 financial period	—	—	8,365,456	—	—	3,829,413	—	—	729,828	—	—	1,276,818	—	—	1,407,896
1st quarter 2005/2004 financial period	—	11,047,565	—	—	6,757,677	—	—	1,359,713	—	—	266,574	—	—	1,541,458	—
2nd quarter 2005/2004 financial period	—	3,471	1,969	—	1,332,584	—	—	—	—	—	1,455,697	—	—	2,196,666	2,155,644
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2005/2004 financial period	10,720,217	—	—	16,036,293	—	—	428,826	—	—	1,806,065	—	—	7,023,199	4,432,500	—
1st quarter 2006/2005 financial period	—	—	—	10,113,333	—	—	404,325	—	—	—	—	—	7,889,200	—	—
2nd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	21,638,626	—	—	1,630,854	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	203,432	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	—	—		115,881,389	125,880,874	122,125,483	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—	—	—	—	102,896	—	—
With no stated non-current term	—	—	—	—	—	—	—	—	—	33,961,761	25,132,570	25,130,190	—	—	—

Total	10,720,217	11,051,036	8,367,425	142,001,015	133,971,135	125,954,096	913,151	1,359,719	729,828	57,406,452	26,854,841	26,407,008	16,049,581	8,170,624	3,563,540

b)	Liabilities classified according to the interest rate that they accrue (in pesos)

Interest rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004	March 31, 2005	June 30, 2004	March 31, 2004
At fixed interest rate	—	—	—	139,713,106	132,638,551	122,125,483	—	—	—	—	—	—	1,798,011	2,196,666	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	10,720,217	11,051,036	8,367,425	2,367,909	1,332,584	3,829,413	913,151	1,359,719	729,828	57,406,452	26,854,841	26,407,008	15,051,570	5,973,958	3,563,540

Total	10,720,217	11,051,036	8,367,425	142,081,015	133,971,135	125,954,896	913,151	1,359,719	729,828	57,406,452	26,854,841	26,407,008	16,849,581	8,170,624	3,563,540

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the Comisión Nacional de Valores (C.N.V.), 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11:	PURCHASE AND SALE OF FARMS

PURCHASE:

On March 9, 2005 the purchase and sales agreement of 72 hectares located in Cuartel Segundo, district of Luján, Province of Buenos Aires, was executed. The agreed purchase price was Ps. 784,888. The date of execution of the deed of conveyance will be June 1, 2006. This purchase generated a debt of Ps. 484,888 that will be paid upon execution of the relevant title deed.

SALE:

On June 30, 2004 a bill of sale was signed for the farm “San Enrique”, of 977 hectares, located in the Department of General López, Province of Santa Fe. The price for the sale of the farm was of US$ 5,000,000 (US Dollars five million). The title deed had not been executed as of the closing of the financial statements. This sale will generate a profit of US$ 4,300,000 (US Dollars four million and three hundred) approximately.

On February 1, 2005, a bill of sale was signed for the farm “Ñacurutú”, with a surface area of 30,353 hectares, property located in the Departments of Gral. Obligado and Vera in the Province of Santa Fe. The price was agreed at US$ 5,615,256 (US Dollars five million six hundred and fifteen thousand, two hundred and fifty six). This sale will generate a profit of US$ 7,657,269 (US Dollar seven million, six hundred and fifty seven thousand, two hundred and sixty nine).

On February 24, 2005 the bill of sale of the property “El Gualicho”, with a surface area of 5,727 hectares, located in the province of Córdoba, was executed. The agreed sale price was US$ 5,727,083 (US Dollars five million seven hundred and twenty seven thousand eighty three). The date of execution of the deed will be July 15, 2005 (the resulting profit will be recognized in the next fiscal year). This sale will result in an estimated profit of US$ 3,445,135 (US Dollars three millions four hundred and forty five thousand one hundred and thirty five).

NOTE 12:	STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”), covering 4,614,643 shares.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 12:	(Continued)

The stock balance remaining after expiration of the preemptive and accretion periods is intended to be offered under the Incentive Plan approved at the above mentioned Shareholders’ Meeting, at Ps. 1 (one peso) par value, plus interest accrued as from actual exercise at a six-months LIBOR rate per annum. In accordance with the terms approved at the referred Shareholders’ Meeting, from a legal standpoint the implementation of the Plan is made by means of the transfer of the Shares in trust. From this balance, two thirds of the options relating to the Shares under the Plan were allocated for distribution by the Company’s Board of Directors among certain executive officers. The remaining third was set aside for allotment by the Company’s Board of Directors among any employees or executives at the time of allotment and 6 (six) months after the initial allotment, and up to 3 (three) months before the expiration of the exercise period.

In January 2002 an aggregate of 2,353 shares of Ps. 1 par value each were issued under the preferred offering of treasury stock.

In April and June 2002, an aggregate of 480,000 shares of Ps. 1 par value each were issued to executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2003, an aggregate of 3,559,853 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2004, an aggregate of 332,437 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the current period, an aggregate of 240,000 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock

As of March 31, 2005, there was no pending exercise balance.

NOTE 13:	ISSUANCE OF CONVERTIBLE BONDS

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple convertible bonds, non-convertible into shares of the Company, for an amount of up to US$ 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or,

b)	the issuance of convertible bonds into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 13:	(Continued)

c)	the subscription option, for the holders of convertible bonds, with a premium determined by the management, between 20 and 30% over the conversion price of the convertible bond, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the convertible bonds who have exercised their conversion rights.

Authorization for the public offer and quotation of convertible bonds has been approved by Resolution N° 14,320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to US$ 50,000,000 in securities composed by convertible bonds into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$ 0.5078 stocks (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 stocks (US$ 6.0930 ADS).

b)	For each of Cresud’s convertible bond the holder has the right to convert it to US$ 1.96928 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible bonds and options will be due on November 14, 2007.

Convertible bonds were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Bonds and for the generation of working capital.

During the fiscal year ended on June 30, 2003, 196,084 Convertible Bonds were converted into 386,140 ordinary shares, which resulted in a Ps. 593,038 increase in the Company’s net shareholders’ equity.

During the fiscal year ended on June 30, 2004, 6,670,763 Convertible Bonds were converted into 13,136,577 ordinary shares, which resulted in a Ps. 19,364,974 increase in the Company’s net shareholders’ equity. During the same year, 6,583,995 Warrants were exercised, resulting in the issuance of 12,965,710 ordinary shares for Ps. 23,068,638.

During the current period, 2,969,146 Convertible Bonds were converted into 5,847,066 ordinary shares, which resulted in a Ps. 8,751,779 increase in the Company’s net shareholders’ equity. In the same period, 3,003,431 warrants were exercised, resulting in the issuance of 5,914,585 common shares for Ps. 10,605,734.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 14:	PURCHASE OF CONVERTIBLE BONDS

During November and December 2002, 49,692,688 convertible bonds issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5571 per share (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 per share (US$ 6.6856 GDS)

b)	For each of IRSA’s convertible bond the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has re stated the conversion price of its convertible bonds according to the subscription clauses.

The conversion price of the convertible bonds went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

Convertible bonds and options are due on November 14, 2007.

During the months of July and November 2003 the Company purchased 250,500 Notes, and in May 2004 it converted 5,000,000 Notes into 9,174,312 common shares. Therefore, as of June 30, 2004, the Company held 44,943,168 Notes.

During the fiscal year ended on June 30, 2004, third parties bearers of convertible bonds into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps. 62.8 million originating the issuance of 27,616,878 ordinary shares with a nominal value of Ps. 1 each. As a consequence of the exercise of such conversion rights, the company has registered a Ps. 10.3 million loss originated by the dilution of their equity share in IRSA, which is shown in “Results of subsidiaries Law 19,550 and related companies” in the Statement of Income.

As of June 30, 2004, this effect was reverted due to the exercise of share conversion rights mentioned above.

In July 2004 the Company purchased 350,000 Notes issued by IRSA Inversiones y Representaciones Sociedad Anónima for US$ 511,115.

In March 2005 the Company sold 8,754,271 Convertible Bonds of IRSA Inversiones y Representaciones Sociedad Anónima for a total amount of Ps. 32,499,426. This sale resulted in a profit of Ps. 68,754,172.

During this period, third party holders of IRSA’s Convertible Bonds exercised their conversion and warrants rights for a total of Ps.6.3 million, resulting in the issuance of 80,395,222 common shares of Ps. 1 par value each. On the other hand, the Company exercised warrants for a total of Ps. 17.7 million, resulting in the issuance of 9,174,311 common shares of Ps. 1 par value each.

As of March 31, 2005 third party holders of IRSA’s Convertible Bonds exercised their conversion and warrant rights resulting in the issuance of 76,852,278 common shares of Ps. 1 par value each. As a consequence of such conversions and exercise of warrants, the Company has seen its interest reduced by 6.014%.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 14:	(Continued)

The Board of Directors has instructed the management to evaluate the conditions necessary for restoring the shareholding interest to the level that existed before the events described in the preceding paragraph. As of the date of these financial statements, the management estimates the conditions for such restitution to occur before year-end are likely to be met, and therefore has not recognized the effect of the above mentioned dilution.

NOTE 15:	IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) – INCREASE TO INVESTMENT IN BANCO HIPOTECARIO S.A. (BHSA)

On December 30, 2003, IRSA Group purchased 4,116,267 shares of Banco Hipotecario S.A. at US$ 2.3868 each and 37,537 options at US$ 33.86 each, achieving the right to purchase an additional amount totaling 3,753,700 shares.

Such transaction implied a disburse amounting US$ 11.1 million.

Furthermore, on February 2, 2004, IRSA Group exercised a substantial portion of the options acquired mentioned above, jointly with the options held before the end of the year. In this respect, 4,773,853 shares were acquired for a total amount of Ps. 33.4 million.

During the last quarter of fiscal year 2004, the IRSA Group sold a portion of its shareholding in Banco Hipotecario S.A. (2,487,571 shares) to IFIS S.A. (indirect shareholder of the Company) for a unit price of Ps. 7 (market value). The total amount of the transaction was US$ 6.1 million and generated a loss of Ps. 1.61 million.

At the date of issuance of the present financial statements, IRSA´s ownership of BHSA shares amounts 17,641,015.

NOTA 16:	LOANS

During this semester, the Company has developed an external funding strategy to raise working capital for the crop season at convenient rates and terms consisting in the pre-financing of exports, which allow us to develop new businesses optimizing risks and have the liquidity required to take advantage of any investment opportunities that may arise.

Therefore, as of March 31, 2005, current loans with local financial institutions amounted to Ps. 22.6 million. This allowed us to promote new production projects and generate a more efficient capital structure for the Company.

NOTE 17:	IGSA’S TAX DEFERRAL

On December 19, 1996, under Decree 1968/96 the province of Catamarca approved the investment project submitted by Inversiones Ganaderas S.A., and conferred to it the benefits of Law 22,021 as amended by Law No. 22,702 subject to the conditions and scope detailed in the referred Decree.

The project is oriented towards the livestock business, and requires a total minimum investment of 1,600,002 to be made over a three year term. The investor is given the choice of deferring the payment of the amounts payable as income tax and value added tax.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 17:	(Continued)

The amount of the deferred tax will be equal to 75% the direct capital contribution, i.e., Ps. 1,200,000. Deferred amounts do not accrue interest and are repayable in five consecutive annual payments as from the sixth fiscal year following the start-up date of the project that enjoys the benefit.

On October 15, 2002, Cresud S.A deferred the balance assessed in the value added tax return for fiscal period 9/2002 for the sum of Ps. 540,000.

On December 30, 2003, given the significant benefit granted under Decree 384/2003 to those taxpayers who early repay deferred tax liabilities, Cresud S.A repaid the deferred amount, for the sum of Ps. 249,317. To date it has still not made use of the remaining sums available under the project.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Fixed Assets

Corresponding to the period beginning as from July 1, 2004 and ended on March 31, 2005 comparative with the year ended on June 30, 2004 and with the period ended on March 31, 2004

(Notes 1 and 2)

Schedule A

					Depreciation
Principal Account	Value at the beginning of the year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of period/year Pesos	Rate %	Accumulated at the beginning of the year Pesos	Decrease of the period/ year Pesos	Current period/ year Pesos	Accumulated at the end of period/year Pesos	Net carrying value at March 31, 2005 Pesos	Net carrying value at June 30, 2004 Pesos	Net carrying value at March 31, 2004 Pesos
Real estate	120,668,102	1,141,949	7,860,697	113,949,354	—	—	—	—	—	113,949,354	120,668,102	118,017,185

Wire fences	4,176,054		97,814	4,078,240	3	834,294	12,132	92,008	914,170	3,164,070	3,341,760	3,373,274
Watering troughs	3,136,281	—	22,251	3,114,030	5	895,579	5,563	119,195	1,009,211	2,104,819	2,240,702	2,249,232
Alfalfa fields and meadows	1,686,488	316,797	—	2,003,285	12-25-50	1,105,794	—	297,382	1,403,176	600,109	580,694	633,690
Buildings and constructions	5,431,487	118,987	—	5,550,474	2	2,063,502	—	67,906	2,131,408	3,419,066	3,367,985	3,297,215
Machinery	8,285,123	94,992	174,379	8,205,736	10	5,633,188	125,516	577,154	6,084,826	2,120,910	2,651,935	2,853,719
Vehicles	1,304,710	224,475	140,558	1,388,627	20	654,956	90,374	185,395	749,977	638,650	649,754	497,618
Tools	193,361	1,451	3,919	190,893	10	130,040	2,351	10,732	138,421	52,472	63,321	68,754
Furniture and equipment	996,477	41,109	—	1,037,586	10	644,610	—	67,460	712,070	325,616	351,867	370,734
Corral and leading lanes	608,664	—	—	608,664	3	111,773	—	13,617	125,390	483,274	496,891	488,797
Roads	1,093,420	2,145	161,927	933,638	10	603,155	83,651	69,131	588,635	345,003	490,265	519,052
Facilities	7,414,628	28,880	35,010	7,408,498	10-20-33	3,567,870	1,412	579,173	4,145,631	3,262,867	3,846,758	2,923,241
Computer equipment	1,199,977	209,800	297	1,409,480	20	969,121	296	107,964	1,076,789	332,691	230,856	229,037
Silo plants	1,169,114	—	—	1,169,114	5	315,645	—	47,306	362,951	806,163	853,469	866,446
Constructions in progress	11,568,150	6,238,347	20,151	17,786,346	—	—	—	—	—	17,786,346	11,568,150	8,014,930
Advances to suppliers	144,683	878,316	738,514	284,485	—	—	—	—	—	284,485	144,683	2,010,909

Total at March 31, 2005	169,076,719	9,297,248	9,255,517	169,118,450		17,529,527	321,295	2,234,423	19,442,655	149,675,795

Total at June 30, 2004	159,535,365	14,880,715	5,339,361	169,076,719		17,652,983	3,116,505	2,993,049	17,529,527		151,547,192

Total at March 31, 2004	159,535,365	8,776,128	4,311,329	164,000,164		17,652,983	2,180,561	2,113,909	17,586,331			146,413,833

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Investments

Corresponding to the period beginning as from July 1, 2004 and ended on March 31, 2005 comparative with the year ended on June 30, 2004 and with the period ended on March 31, 2004

(Notes 1 and 2)

Schedule C

Type and characteristics of the securities	Amount	Value at March 31, 2005 Pesos	Value at June 30, 2004 Pesos	Value at March 31, 2004 Pesos	Market value Pesos	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income (loss) for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
Fondo Bony Hamilton in dollars	32,534,579	93,601,984	—	—	2,87700
Fondo especial Banco Rio in pesos	110,475	91	—	—	0,000824
Fondo plazo fijo Banco Rio in dollars	1,862	2,523	4,081	4,030	1,354995

		93,604,598	4,081	4,030

Notes and Convertible Bonds
Interest of Convertible Bonds 2007 - IRSA (US$)
Subsidiaries, related companies Law N° 19,550
Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		3,338,226	1,388,504	4,412,090
Bonos Global 2010	110,000	95,732	97,096	99,264	0,870291
Bocon Pro 1	157,647	630	630	630	0,003996
Bonos Arg Discount	1,500,000	2,445,324	—	—	1,63022
Letes	356,190	320,571	—	—	0,90000

		6,200,483	1,486,230	4,511,984

Deposits in foreign banks in dollars		—	—	3,039,960

		—	—	3,039,960

Total current investments		99,805,081	1,490,311	7, 555,974

Non-current investments
Subsidiaries, related companies Law N° 19,550 Section 33 anil related parties:
AGRO-URANGA S.A.					unlisted	Agricultural and livestock	2,500,000	4,241,002	14,181,944
Shares	893,069	4,932,749	5,230,031	5,425,695
Contribution on account of future subscriptions of shares		7,865	7,865	7,865
Higher value of property		11,179,150	11,179,150	11,179,150

		16,119,764	16,417,046	16, 612,710

INVERSIONES GANADERAS S.A.					unlisted	Raising and grazing cattle	5,326,589	655,372	11,781,613
Shares	5,326,588	11,052,003	10,396,631	10,131,038
Contribution on account of future subscriptions of shares		729,585	729,585	729,585

		11,781,588	11,126,216	10,860,623

CACTUS ARGENTINA S.A.					unlisted	Explotation and administration of agricultural and beef cattle products	1,300,000	(178,108)	6,380,122
Shares	650,000	1,054,443	1,143,497	1,062,894
Contribution on account of future subscriptions of shares		2,135,618	2,135,618	2,135,618

		3,190,061	3,279,115	3,198,512

FUTUROS Y OPCIONES.COM S.A.					unlisted	Gives information about markets and services of economic and financial consulting through internet	12,000	(365,074)	253,006
Shares	8,400	—	(2,574,138)	(2,615,738)
Contribution on account of future subscriptions of shares		—	2,726,793	2,726,793

		—	152,655	111,055

IRSA Inversiones y Representaciones S.A. Shares	68,915,391	287,248,351	244,002,522	193,533,755	listed	Real state	338,372,526	78,202,410	1,194,535,346

		287,248,351	244,002,522	193,533,755

	Subtotal	318,339,764	274,977,554	224,316,655

Other Investments
Convertible Bonds 2007 - IRSA (U$S)
Subsidiaries, related companies Law N° 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	36,538,897	106,583,963	132,941,891	142,837,462

Coprotán		20,717	20,717	20,717	unlisted

	Subtotal	106,604,680	132,962,608	142,858,179

Goodwill
Goodwil		164,919	659,676	824,595
IRSA negative goodwill		(43,485,057)	(26,529,022)	(21,018,232)

	Subtotal	(43,320,138)	(25,869,346)	(20,193,637)

Total non-current investments		381,624,306	382,070,816	346,981,197

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Allowances

Corresponding to the period beginning as from July 1, 2004 and ended on March 31, 2005 comparative with the year ended on June 30, 2004 and with the period ended on March 31, 2004

(Notes 1 and 2)

Schedule E

Item	Opening balances Pesos	Deductions (1) Pesos	Applications Pesos	Value at March 31, 2005 Pesos	Value at June 30, 2004 Pesos	Value at March 31, 2004 Pesos
Deducted from assets Defaulting debtors	387,067	(2,826)	(38,532)	345,709	387,067	359,661

Total at March 31, 2005	387,067	(2,826)	(38,532)	345,709

Total at June 30, 2004	454,125	(67,058)	—		387,067

Total at March 31, 2004	454,125	(94,464)	—			359,661

(1)	The accounting appropriation is included in Statement of Income

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Cost of sales

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on March 31, 2005 and 2004

(Notes 1 and 2)

Schedule F

	Crops		Beef cattle		Milk		Others		Total
	March 31, 2005 Pesos	March 31, 2004 Pesos	March 31, 2005 Pesos	March 31, 2004 Pesos	March 31, 2005 Pesos	March 31, 2004 Pesos	March 31, 2005 Pesos	March 31, 2004 Pesos	March 31, 2005 Pesos		March 31, 2004 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	55,198,055	45,097,923	4,150,630	2,294,684	—	—	59,348,685		47,392,607
Crops	8,639,910	6,301,776	—	—	—	—	—	—	8,639,910		6,301,776
Unharvested crops	1,603,897	1,112,230	—	—	—	—	—	—	1,603,897		1,112,230
Seeds and fodder	—	—	134,870	106,386	103,508	58,969	—	—	238,378		165,355
Materials	3,842,219	1,222,255	—	—	44,982	33,362	154,393	169,094	4,041,594		1,424,711

	14,086,026	8,636,261	55,332,925	45,204,309	4,299,120	2,387,015	154,393	169,094		73,872,464		56,396,679
Holding results	—	—	8,375,479	1,404,317	259,170	388,308	—	—		8,634,649		1,792,625
Commodities market results	2,924,090	(2,132,913)	—		—		—	—		2,924,090		(2,132,913)
Transfer of Inventories to expenses	(149,403)	(164,529)	—		—		—	—		(149,403)		(164,529)
Transfer of Inventories to fixed assets	(572,364)	(220,039)	—		—		(74,348)	(1,390)		(646,712)		(221,429)
Transfer of Unharvested crops to expenses	(11,608,487)	(5,847,565)	(400,174)	(260,344)	(480,058)	(260,405)	(370,876)	(421,992)		(12,859,595)		(6,790,306)
Recovery of Inventories	—	—	150,440	184,161	(150,440)	(184,161)	—	—		—		—
Purchases	27,919,030	15,879,887	3,868,098	10,418,901	929,239	827,041	506,664	417,755		33,223,031		27,543,584
Operating expenses (Schedule H)	11,322,950	7,866,780	12,561,709	10,151,708	1,459,122	1,295,561	26,263	86		25,370,044		19,314,135
Less:
Inventories at the end of the period
Beef cattle (1)	—	—	(57,581,642)	(53,894,558)	(4,968,440)	(4,021,252)	—	—	(62,550,082)		(57,915,810)
Crops	(12,077,749)	(6,272,900)	—	—	—		—	—	(12,077,749)		(6,272,900)
Unharvested crops	(17,777,895)	(8,515,388)	—	—	—		—	—	(17,777,895)		(8,515,388)
Seeds and fodder	—	—	(271,597)	(189,957)	(228,890)	(92,564)	—	—	(500,487)		(282,521)
Materials	(2,288,977)	(2,664,094)	—	—	(49,926)	(41,814)	(240,935)	(162,752)	(2,579,838)	(95,486,051)	(2,868,660)	(75,855,279)

Cost of Sales	11,777,221	6,565,500	22,035,238	13,018,537	1,068,897	297,729	1,161	801		34,882,517		19,882,567

(1)	Includes cattle births of the period

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Foreign currency assets and liabilities

Corresponding to the period beginning as from July 1, 2004 and ended on March 31, 2005 comparative with the year ended on June 30, 2004 and with the period ended on March 31, 2004

(Notes 1 and 2)

Schedule G

	March 31, 2005				June 30, 2004			March 31, 2004
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks	U$S	6,121,003	2,88	17,610,125	U$S	2,472,934	7,218,021	U$S	3,077,574	8,678,780
investments:
Mutual funds	U$S	32,535,456	2,88	93,604,507	U$S	1,399	4,081	U$S	1,429	4,030
Interest of Convertible Bonds 2007 - IRSA
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones Sociedad Anónima	U$S	1,144,404	2,92	3,338,226	U$S	469,406	1,388,504	U$S	1,542,689	4,412,090
Deposits in foreign banks	U$S	—		—	U$S	—	—	U$S	1,078,000	3,039,960
Trade accounts receivable:
Trade accounts receivable	U$S	343,815	2,88	989,156	U$S	1,295	3,779	U$S	15,000	42,300
Other receivables and prepaid expenses:
Secured by mortgages	U$S	2,837,976	2,88	8,164,858	U$S	354,351	1,033,997	U$S	352,058	992,804
Guarantee deposits	U$S	678,333	2,88	1,951,565	U$S	750,171	2,188,998	U$S	1,432,895	4,040,763
Non-Current Assets
Investments:
Convertible Bonds 2007 - IRSA
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones Sociedad Anónima	U$S	36,538,897	2,92	106,583,963	U$S	44,943,168	132,941,891	U$S	49,943,168	142,837,482

Total Assets	U$S	80,199,884		232,242,400	U$S	48,992,724	144,777,271	U$S	57,442,813	164,048,169

Current liabilities
Trade accounts payable:
Suppliers	U$S	789,295	2,92	2,302,374	U$S	375,360	1,110,314	U$S	370,965	1,060,960
Accrual for other expenses	U$S	607,354	2,92	1,771,852	U$S	499,662	1,477,683	U$S	153,420	438,782
Loans:
Interest of Convertible Bonds 2007	U$S	503,296	2,92	1,468,115	U$S	199,202	589,239	U$S	1,338,956	1,701,548
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	U$S	745,205	2,92	2,173,764	U$S	250,176	740,021	U$S	722,206	2,116,063
Directors	U$S	1,045	2,92	3,049	U$S	1,124	3,324	U$S	4,028	11,802
Other debts,
Advances to customers	U$S	2,704,559	2,92	7,889,200	U$S	1,500,000	4,432,500	U$S	—	—
Non-current liabilities
Loans:
Convertible Bonds 2007	U$S	16,177,382	2,92	47,189,423	U$S	19,072,528	56,416,538	U$S	43,347,480	55,086,045
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	U$S	23,953,025	2,92	69,870 974	U$S	23,953,025	70,853,048	U$S	23,380,769	68,505,652
Directors	U$S	33,600	2,92	98,011	U$S	107,600	318,281	U$S	130,408	382,096

Total Liabilities	U$S	45,514,761		132,766,562	U$S	45,958,677	135,940,948	U$S	69,448,232	129,302,948

US$: US dollars

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Information submitted in compliance with Section 64, subsection B of Law N° 19,550

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on March 31, 2005 and 2004

(Notes 1 and 2)

Schedule H

Items	Total March 31, 2005 Pesos	Operating Expenses					Expenses		Total March 31, 2004 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	90,169	—	—	—	—	—	—	90,169	7,597
Fees and payments for services	821,909	167,797	7,020	133,384	24,827	2,566	—	654,112	897,575
Salaries and wages	3,951,604	1,846,635	427,540	1,169,264	249,831	—	—	2,104,969	4,444,595
Social security contributions	692,528	304,105	144,319	141,097	18,689	—	—	388,423	581,453
Taxes, rates and contributions	359,689	308,886	102,669	182,469	23,748	—	—	50,803	307,221
Gross sales taxes	371,920	—	—	—	—	—	371,920	—	393,920
Office and administrative expenses	434,254	—	—	—	—	—	—	434,254	184,288
Bank commissions and expenses	8,572	8,572	4,269	3,996	307	—	—	—	8,997
Depreciation of fixed assets	2,234,423	2,015,139	1,140,480	710,775	151,360	12,524	—	219,284	2,113,909
Vehicle and travelling expenses	437,062	237,708	104,692	1 20,622	10,838	1,556	—	199,354	346,631
Spare parts and repairs	984,699	984,699	541,978	373,737	68,984	—	—	—	766,610
Insurance	184,651	47,594	24,178	18,130	1,760	3,526	—	137,057	237,658
Employees’ maintenance	256,889	187,704	39,780	141,097	6,827	—	—	69,185	111,558
Livestock expenses (1)	10,298,720	9,441,210	—	9,441,210	—	—	857,51 0	—	8,003,114
Dairy farm expenses (2)	896,496	888,771	—	—	888,771	—	7,725	—	776,075
Agricultural expenses (3)	11,104,307	8,581,038	8,581,038	—	—	—	2,523,269	—	6,893,041
Silo expenses	97,032	97,032	97,032	—	—	—	—	—	233,522
General expenses	253,154	253,154	1 07,955	125,928	13,180	6,091	—	—	367,778

Total at March 31, 2005	33,478,078	25,370,044	11,322,950	12,561,709	1,459,122	26,263	3,760,424	4,347,610	—

Total at March 31, 2004		19,314,135	7,866,780	10,151,708	1,295,561	86	2,995,296	4,366,111	26,675,542

(1)	Includes cattle food, additives, lodging, animal health and others.

(2)	Includes cattle food, additives, lodging, animal health and others.

(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

for the period ended March 31, 2005

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY´S ACTIVITIES

They are detailed in the Unaudited Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables without a due date at March 31, 2005.

	Other Receivables Pesos	Intercompany Law Nº 19,550 Section 33
		FYO	Agro-Uranga	Cactus
		Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos
Current	2,089,354	23,603	694,981	1,040,575
Non- current	5,156,243	—	—	—

b.	Accounts Receivable and other receivables to fall due at March 31, 2005

	Trade Accounts Receivable Pesos	Intercompany Law Nº 19,550 Section 33			Other Receivables Pesos	Intercompany Law Nº 19,550 Section 33
		IGSA	FYO	Cactus		Cactus
		Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos		Other Receivables Pesos
06.30.05	4,581,302	10,348	693,540	45,164	3,614,587	—
09.30.05	—	—	—	—	8,164,858	—
12.31.05	—	—	—	—	118,880	323,390

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts at March 31, 2005.

b.	Debts without a due date at March 31, 2005 amount to Ps. 102,896 current, corresponding to Futuros y Opciones.Com S.A. and Ps. 28,887,682 non-current.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY (Continued)

c.	Debts to fall due at March 31, 2005

	Accounts Payable Pesos	Intercompany Law Nº 19,550 Section 33		Loans Pesos	Salaries and Social Security Charges Pesos	Tax Payable Pesos	Other Debts Pesos	Intercompany Law Nº 19,550 Section 33
		IRSA	Cactus					IGSA
		Accounts Payable						Other Debts Pesos
		Pesos	Pesos
06.30.05	10,147,145	159,268	413,804	16,086,293	428,826	1,806,065	7,023,199	—
09.30.05	—	—	—	10,113,333	484,325	—	7,889,200	—
12.31.05	—	—	—	—	—	21,638,626	—	1,630,854
12.31.06	—	—	—	—	—	—	—	203,432
12.31.07	—	—	—	115,881,389	—	—	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable Pesos	Intercompany Law Nº 19,550 Section 33				Intercompany Law Nº 19,550 Section 33
		IGSA	FYO	Cactus	Other Receivables Pesos	Cactus	FYO	Agro- Uranga
		Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos		Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos
In pesos	3,592,146	10,348	693,540	45,164	9,027,499	1,363,965	23,603	694,981
In US Dollars	989,156	—	—	—	10,116,423	—	—	—

b.	All accounts receivable and other receivables are not subject to adjustment provisions.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

c.

	Trade Accounts Receivable Pesos	Intercompany Law Nº 19,550 Section 33				Intercompany Law Nº 19,550 Section 33
		IGSA	FYO	Cactus	Other Receivables Pesos	Cactus	FYO	Agro- Uranga
		Trade Accounts Receivables Pesos	Trade Accounts Receivables Pesos	Trade Accounts Receivables Pesos		Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos
Outstanding balances accruing interests	—	—	—	—	8,988,138	204,170	—	—
Outstanding balances not accruing interests	4,581,302	10,348	693,540	45,164	10,155,784	1,159,795	23,603	694,981

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Accounts Payable Pesos	Intercompany Law Nº 19,550 Section 33		Loans Pesos	Salaries and Social Security Charges Pesos	Taxes Payable Pesos	Other Debts	Intercompany Law Nº 19,550 Section 33
		IRSA	Cactus					IGSA	FYO
		Accounts Payable						Other Debts
		Pesos	Pesos					Pesos	Pesos
In pesos	6,073,119	159,268	413,804	21,277,679	913,151	57,406,452	7,023,199	1,834,286	102,896
In US Dollars	4,074,026	—	—	120,803,336	—	—	7,889,200	—	—

b.	All debts outstanding are not subject to adjustment provisions.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

c.

	Accounts Payable Pesos	Intercompany Law Nº 19,550 Section 33		Loans Pesos	Salaries and Social Security Charges Pesos	Taxes Payable Pesos	Other Debts	Intercompany Law Nº 19,550 Section 33
		IRSA	Cactus					Cactus	IGSA
		Accounts Payable						Other Debts
		Pesos	Pesos					Pesos	Pesos
Outstanding debts accruing interests	—	—	—	139,713,106	—	—	—		1,798,011
Outstanding debts not accruing interests	10,147,145	159,268	413,804	2,367,909	913,151	57,406,452	14,912,399	102,896	36,275

7.	INTEREST IN OTHER COMPANIES (Law Nº 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law Nº 19,550 Section 33 are explained in Note 2 to the unaudited consolidated financial statements and intercompany balances as of March 31, 2005 are described in points 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

At March 31, 2005 there were advance payments to directors for Ps. 88,010, and there were no receivables due from or loans to syndics and relatives up to and including second degree, of directors and syndics.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the current value:

aa. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in the Liniers Livestock Market (“Mercado de Hacienda de Liniers”).

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (“La Nación Newspaper”) net of estimated sale expenses.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	MINORITY INTEREST

There are no minority interests in other companies in excess of the provisions of Law Nº 19,550 Section 33.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the year less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the amortizations with the income of the Company.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Account Value Pesos
Buildings, machinery, silos and furniture	Theft. fire and technical insurance	2,792,050	7,004,346
Vehicles	Theft, fire and civil and third parties liability	1,420,707	638,650

16.	PROVISIONS

There are no provisions in excess of 2% of the shareholders equity.

17.	CONTINGENCIES

At March 31, 2005 there are no contingent situations that have not been accounted for.

18.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

19.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

20.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Unaudited Financial Statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS

Comparative Shareholders Equity Structure

	At March 31, 2005 Pesos	At March 31, 2004 Pesos	At March 31, 2003 Pesos	At March 31, 2002 Pesos	At March 31, 2001 Pesos
Current Assets	188,227,107	71,848,921	85,739,891	75,335,253	165,888,964
Non Current Assets	585,070,271	535,380,505	499,909,690	331,896,268	265,234,574

Total Assets	773,297,378	607,229,426	585,649,581	407,231,521	431,123,538

Current Liabilities	77,617,888	17,203,291	31,674,759	57,134,600	39,518,538
Non Current Liabilities	151,406,556	148,454,671	171,168,755	12,860,198	1,299,848

Total Liabilities	229,024,444	165,657,962	202,843,514	69,994,798	40,818,386

Minority Interest	355,930	47,619	254,380	278,237	74,591

Shareholders’ Equity	543,917,004	441,523,845	382,551,687	336,958,486	390,230,561

	773,297,378	607,229,426	585,649,581	407,231,521	431,123,538

Comparative Income Structure

	At March 31, 2005 Pesos	At March 31, 2004 Pesos	At March 31, 2003 Pesos	At March 31, 2002 Pesos	At March 31, 2001 Pesos
Operating income	20,652,074	14,757,585	22,529,248	(1,057,380)	6,877,290
Financial and holding results	64,170,364	107,388	(17,028,158)	(46,798,459)	1,002,068
Other income and expenses and results from related companies	17,545,204	3,432,833	64,022,388	(200,982)	(187,485)
Management fees	(6,905,699)	(1,138,846)	(4,887,308)	—	(501,082)

Operating net income (loss)	95,461,943	17,158,960	64,636,170	(48,056,821)	7,190,791
Income tax	(33,420,169)	(7,068,447)	(7,526,874)	(1,386,034)	(2,922,265)
Minority interest	109,521	159,091	176,376	255,490	241,209

Net income (loss)	62,151,295	10,249,604	57,285,672	(49,187,365)	4,509,735

Production Volume

	3Q March 31, 2005	Accumulated July 1, 2004 to March 31, 2005	3Q March 31, 2004	Accumulated July 1, 2003 to March 31, 2004	3Q March 31, 2003	Accumulated July 1, 2002 to March 31, 2003	3Q March 31, 2002	Accumulated July 1, 2001 to March 31, 2002	3Q March 31, 2001	Accumulated July 1, 2000 to March 31, 2001
Beef Cattle (in Kgs.)	2,492,476	8,480,476	3,364,013	8,475,050	2,480,263	7,986,199	4,282,224	9,531,779	2,902,618	10,105,624

Butyraceous (in Kgs. )	49,490	175,086	49,984	185,179	44,113	157,801	36,763	189,825	52,825	185,891

Crops (in quintals)*	308,221	532,601	185,386	325,436	274,577	349,321	321,151	532,285	245,270	429,180

*	One quintals equals one hundred kilograms

Alejandro G. Elsztain
Second Vice-Chairman
serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Sales Volume

	3Q March 31, 2005	Accumulated July 1, 2004 to March 31, 2005	3Q March 31, 2004	Accumulated July 1, 2003 to March 31, 2004	3Q March 31, 2003	Accumulated July 1, 2002 to March 31, 2003	3Q March 31, 2002	Accumulated July 1, 2001 to March 31, 2002	3Q March 31, 2001	Accumulated July 1, 2000 to March 31, 2001
Beef Cattle (in Kgs.)	4,125,490	13,078,115	4,229,517	10,645,720	2,478,953	7,334,778	3,458,221	12,989,747	3,695,465	12,214,597

Butyraceous (in Kgs.)	49,490	175,086	40,984	185,179	44,113	157,801	36,763	189,825	52,825	185,891

Crops (in quintals)*	136,257	455,315	154,306	389,377	173,570	884,990	330,730	837,519	212,989	1,215,758

*	One quintals equals one hundred kilograms

Local Market

	3Q March 31, 2005	Accumulated July 1, 2004 to March 31, 2005	3Q March 31, 2004	Accumulated July 1, 2003 to March 31, 2004	3Q March 31, 2003	Accumulated July 1, 2002 to March 31, 2003	3Q March 31, 2002	Accumulated July 1, 2001 to March 31 2002	3Q March 31, 2001	Accumulated July 1, 2000 to March 31, 2001
Beef Cattle (in Kgs.)	4,125,490	13,078,115	4,229,517	10,645,720	2,478,953	7,334,778	3,458,221	12,989,747	3,695,465	12,214,597

Butyraceous (in Kgs.)	49,490	175,086	49,984	185,179	44,113	157,801	36,763	189,825	52,825	185,891

Crops (in quintals)*	136,257	455,315	154,306	389,377	173,570	884,990	330,730	837,519	212,989	1,215,758

*	One quintals equals one hundred kilograms

Exports

	3Q March 31, 2005	Accumulated July 1, 2004 to March 31, 2005	3Q March 31, 2004	Accumulated July 1, 2003 to March 31, 2004	3Q March 31, 2003	Accumulated July 1, 2002 to March 31, 2003	3Q March 31, 2002	Accumulated July 1, 2001 to March 31, 2002	3Q March 31, 2001	Accumulated July 1, 2000 to March 31, 2001
Beef Cattle (in Kgs.)	—	—	—	—	—	—	—	—	—	—

Butyraceous (in Kgs.)	—	—	—	—	—	—	—	—	—	—

Crops (in quintals)*	—	—	—	—	—	—	—	—	—	—

*	One quintals equals one hundred kilograms

Ratios

	At March 31, 2005 Pesos	At March 31, 2004 Pesos	At March 31, 2003 Pesos	At March 31, 2002 Pesos	At March 31, 2001 Pesos
Liquidity	2,425	4,176	2,707	1,319	4,198
Solvency	2,375	2,665	1,886	4,814	9,560
Fixed of capital	0,757	0,882	0,854	0,815	0,615
Return on Equity	0,123	0,025	0,162	(0,139)	0,012

Alejandro G. Elsztain
Second Vice-Chairman
serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight

Buenos Aires, May 11, 2005 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BASE: CRES), one of the leading agricultural companies in Argentina, announces today the results corresponding to the first nine months of Fiscal Year 2005 ended on March 31, 2005.

Results for the first nine months of Fiscal Year 2005 showed a net profit of Ps. 62.2 million as compared to a Ps. 10.2 million profit registered during the same period of the previous Fiscal Year, denoting a 506% increase.

The increase in the net result is mainly a consequence of: (i) the higher results registered in our cattle stock holdings (generated by a stronger market value) which went from Ps. 1.9 million during the same period of Fiscal Year 2004 to Ps. 9.3 million for the current period, (ii) stronger results due to the sale of farms, which increased Ps. 6.0 million amounting Ps. 7.7 million for the period ended March 31, 2005, and (iii) Ps. 68.8 million profit from the sale of IRSA’s Convertible Notes held by the company.

Consolidated net sales for the period amounted Ps. 49.9 million, 9% higher than those registered during the same period of the previous Fiscal Year, mainly due to the higher volume of crops and cattle sold during the nine-month period.

Gross Income during the first nine months of Fiscal Year 2005 amounted to Ps. 12.4 million as compared to Ps. 19.1 million gross profit registered during the same period of the previous Fiscal Year.

This reduction in gross profit is partly a consequence of crop lower prices. At the beginning of Fiscal Year 2004 the company had accumulated agricultural commodities that when appreciated generated profits due to their revalorization. On the contrary, the stock at the beginning of Fiscal Year 2005 did not undergo the same.

Besides, milk sales decreased and prices were slightly lower, therefore reducing the margin obtained from this activity. In addition, there were increases in the costs of this business unit as a consequence of the expenses generated by the operation of the dairy farm at the “El Tigre” facility, which is in an incipient productive stage due to its recent opening.

Operating Income showed for the nine month period ended on March 31, 2005 a Ps. 20.7 million profit, compared to a Ps. 14.8 million profit registered during the same period of the previous Fiscal Year.

Results from related companies generated a Ps. 20.9 million profit, mainly due to our share ownership in IRSA Inversiones y Representaciones S.A. as at March 31, 2005.

Alejandro G. Elsztain
Second Vice-Chairman
serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Summary of operations

Crops

During the period crop sales amounted Ps. 15.0 million, compared to Ps. 14.1 million registered during the same period of the previous Fiscal Year. Crop volume sold amounted 45,531 tons at an average price of Ps. 330 per ton compared to 38,938 tons sold at an average price of Ps. 363 during the same period of the previous Fiscal Year.

At March 31, 2005, 100% of the 5,884 sowed area destined to wheat was harvested obtaining a 4.0 tons per hectare yield, surpassing Company’s forecasts.

Sunflower harvest, with 1,765 hectares, also ended during the period. Yields obtained reached 2.0 tons per hectare while during the previous season it had amounted 1.6 tons per hectare.

Likewise, corn and soybean harvests are developing satisfactorily, with yields high above those forecasted. As of today, 82% of the area destined to soybean had been harvested, while the corn harvest had reached 39%.

Crop stocks at the closing of the period amounted 38,216 tons of which 17,332 tons corresponded to wheat and 13,089 to corn.

Gross profit for the period ended on March 31, 2005 amounted Ps. 3.3 million compared to a Ps. 7.6 million profit for the same period of the previous Fiscal Year. The drop registered in this item is partly consequence of crop’s lower prices, besides increases in direct costs. At the beginning of Fiscal Year 2004 the company had accumulated agricultural commodities that when appreciated generated profits due to their revalorization. On the contrary, the stocks accumulated at Fiscal Year 2005 did not follow during the period ended on March 31, 2005 similar trends

For the current season we have destined 35,848 hectares to agriculture, of which 16,142 hectares were leased to third parties.

Most of the leases were agreed with a fix payment prior to harvest and only a small percentage were crop-sharing agreements.

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Beef Cattle

As of March 31, 2005, the Company’s cattle stock amounted to 93,880 heads with 126,964 hectares destined to this activity.

Livestock sales increased by 37% from Ps. 19.8 million as of March 31, 2004 to Ps. 27.1 million as of March 31, 2005. During the nine month period a total of 13,078 tons were sold, while during the first nine months of Fiscal Year 2004 tons sold amounted to 10,646. The sustained increase which beef cattle prices have been experiencing was also important for increasing Company’s revenues within this business unit.

Gross profit for the cattle beef segment amounted to Ps. 4.9 million, as compared to Ps. 5.9 million profit registered during the first nine months of the previous Fiscal Year. This decrease in the gross profit was a consequence of both the increase in direct costs and cattle finished in feed lot premises and the increase in initial stock holdings as compared to the previous year. For the nine month period ended on March 31, 2004, 46% of sales in tons were from cattle finished in feed lot premises, while during 2005, such sales increased to 76%.

Cattle beef production amounted 8,480 tons, while during the previous Fiscal Year it had amounted 8,475 tons.

Source: Liniers market (Argentina) – Instituto Nacional de carnes (Uruguay)

Livestock prices had a favorable evolution during the course of the first nine months of Fiscal Year 2005. After the advance of the agriculture business over the cattle beef business, livestock offers experienced severe cuts, therefore helping to push up rising prices of livestock.

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Additionally, there are promising perspectives for this market, mostly referring to reductions in commercial barriers worldwide, which would make for a better use of the cattle cuts and a higher final price for the cattle producer. After a year of the appearance of the last foot and mouth disease focus within the country, Argentina has obtained the free foot and mouth disease status with vaccination issued by the Animal Health Organization (OIE), which will grant an additional benefit to seek new markets, such as the US and Canada, were initial correspondence has taken place.

Furthermore, the export of thermo-processed cattle beef to China was approved, shortly enabling the opening of the commercialization of fresh meat.

Likewise, the price of livestock in Argentina could result in similar prices to those found in Uruguay (which is actually 13% above local prices) whose evolution after the opening of international markets had a positive outcome. In that sense, and in order to sustain its offer, Uruguay started importing livestock from Argentina, therefore arbitrating cattle markets.

Milk

Milk production decreased 7% during the period from 5.3 million liters as of March 31, 2004 to 4.9 million liters as of March 31, 2005.

Gross profit at March 31, 2005, amounted Ps. 1.1 million, 48% lower than that registered during the same period of the previous Fiscal Year. The main reason that caused this reduction was the increase in the costs of this business unit resulting from the expenses incurred in milk development, which does not yield enough income to compensate for such losses as it is still in an initial stage.

As of March 1, 2005 the company opened “El Tigre” a dairy facility with state of the art technology. In this sense, actual productive capacity would increase in approximately 36,000 litters daily. We are forecasting for this business unit yields above those of the agriculture segment. The estimated investment in this project amounts US$ 1.0 million approximately.

Currently “La Juanita”, the other productive dairy farm of the company, has a feeding system based solely on pastures. This low-cost feeding system allows us to improve milk margins compared to the use of grain-feeding system.

The milk business in Argentina went through severe oscillations during the course of time, from the euphoria of 1997 and 1998 to the 2001 crisis. Actually, with firm prices, this segment is once again attractive.

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Feed Lot

During the nine month period ended as of March 31, 2005, our 170 hectare Feed Lot, located in the province of San Luis, where the Company’s equity interest through Cactus Argentina S.A. is 50%, was affected by the seasonality of the business hence decreasing the occupation levels and revenues.

Due to these facts, income decreased from Ps. 16.9 million at March 31, 2004 to Ps. 7.2 million during the current period. It is worth mentioning that draughts registered during the first semester of Fiscal Year 2004, had a positive effect rising the occupation levels of the feed lot and also reverting the trend generated during this time of the year.

The uniformity obtained in the final product of the feed lot cattle has granted buyers a high quality product, making its commercialization easy and obtaining higher prices at the moment of selling.

Due to the consistent occupation level the Feed Lot has been registering quarter after quarter we plan the development of a second enterprise of similar characteristics, which could be located within Argentina or abroad.

Due to the above mentioned, during the period closed March 31, 2005, Cactus Argentina S.A. registered a Ps. 0.2 million loss compared to a Ps. 0.6 million profit registered for the period ended on March 31, 2004.

Forecasts for the coming quarter are highly promising, expecting to surpass previous occupation levels, reaching 18,000 cattle heads.

Sale of farms

At the end of Fiscal Year 2004 and commencement of Fiscal Year 2005 bills of sale for the farms “Ñacurutú” and “San Enrique” have been signed. During February 2005, title deeds for “Ñacurutú”, a 30,353 hectare farm located in the province of Santa Fe were signed. The sale price amounted to US$ 5.6 million generating a Ps. 7.7 million profit. Likewise “San Enrique” would generate US$ 4.3 million profit, thus positively impacting on future financial statements corresponding to the current Fiscal Year.

During February 2005, we also signed bills of sale for “El Gualicho” farm of 5,727 hectares, located in the province of Cordoba. It is expected that this operation will generate a US$ 3.5 million profit which will be reflected in Fiscal Year 2006 financial statements.

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

On the other hand, in March 2005 we signed the bill of sale for 72 hectares in Cuartel Segundo, Luján, province of Buenos Aires. The amount of money to pay for this operation reached Ps. 0.5 million which will be cancelled at the moment of signing title deeds.

This operations, besides confirming the company’s excellent record, are examples of the unrealized value of its assets.

Development of marginal lands

We believe that the business’s potential, as has happened in various countries worldwide, relies on the development of marginal land; using state of the art technology, yields comparable to those of the nucleus area can be obtained, with better yields.

For the current season, to the 12,700 productive hectares destined to cattle in our “Los Pozos” farm, located in Salta, we have added 4,000 additional hectares for cattle beef production, while 1,300 hectares are destined to agriculture. Due to the inclusion of these 4,000 hectares, we could increase our cattle stock in 2,500 additional heads, which together with the stability of fixed costs enabled an improvement in productive margins.

Besides, clearing works on 6,000 additional hectares for cattle are being, and will enter into production next Fiscal Year.

Additionally, the 1,185 hectares recently developed in our “Agro Riego San Luis” farm, located in the province of San Luis, for crop irrigation, have entered into production the current season. This farm improved its gross margin due to higher yields obtained thanks to better weather conditions, profitable commercial agreements with seed’s producers who rent a share of this farm, and the incorporation of new productive hectares which allows us to reduce fixed costs.

Cresud’s land reserves amount to 263,000 hectares which were acquired at very low prices. We believe that with the development of these areas, together with proper technology, the value of land will rise generating interesting returns for the Company.

Expansion to Brazil

After analyzing the potential of the Brazilian agricultural business, the Company has decided to expand its activities to that market through a private fund jointly with strategic local partners. At present, we are developing the business plan, and will start searching for investors in the next months.

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Internet

Fyo.com, internet site where the Company’s equity interest amounts 70%, maintains its position as leading agriculture site and has started to expand the scope of commercial services for the farming community through the direct sale of inputs and crop brokerage.

At the present time, Futuros y Opciones.com S.A. has a database of 40,000 users and more than 5,000 farmers entitled to perform deals. Our strategy is focused in commercial services for farmers, using Cresud’s expertise and operative capacity in the business, being FyO the link with the client.

During the nine month period ended on March 31, 2005, Futuros y Opciones.com S.A.’s revenues amounted to Ps. 0.8 million, 39.4% higher than that registered during the same period of the previous Fiscal Year. The net result for the period showed a Ps. 0.4 million loss, 31.1% lower than the Ps. 0.5 million loss registered during Fiscal Year 2004.

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Principal indicators for the nine-month period ended March 31, 2005 and 2004:

	9 months as of March 31, 2005	9 months as of March 31, 2004%
Sales Volume
Wheat (tons)	6,307	12,476	-49%
Corn (tons)	26,407	15,136	74%
Sunflowers (tons)	1,133	681	66%
Soybean (tons)	10,682	10,610	1%
Others (tons)	1,002	34	2,880%

Total crops (tons)	45,531	38,938	17%

Beef Cattle (tons)	13,078	10,646	25%
Milk (Thousand of liters)	4,897	5,280	-7%

Production
Wheat (tons)	23,747	16,707	42%
Corn (tons)	17,018	7,988	113%
Sunflowers (tons)	4,825	3,009	60%
Soybean (tons)	4,931	993	396%
Beef Cattle (tons)	8,480	8,475	0%
Milk (Thousand of liters)	4,897	5,280	-7%

Exploited surface (hectares)
Crops Owned Farms	19,706	12,312	60%
Leased Farms	16,142	9,755	65%
Beef Cattle Owned Farms	126,964	126,105	1%
Leased Farms	—	—
Dairy Owned Farms	1,583	820	93%

Land Reserve (hectares)	263,177	266,916	-1%

Surface under irrigation	3,929	2,841	38%

Storage Capacity (tons)	12,660	18,360	-31%

Total head of cattle	93,880	98,977	-5%
Dairy Farm Stock (heads)	4,121	3,399	21%
Milking cows (heads)	1,875	1,229	53%

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Results from IRSA Inversiones y Representaciones S.A.

The result derived from our equity interest in IRSA Inversiones y Representaciones S. A. (NYSE: IRS – BASE: IRSA) showed a Ps. 78.2 million profit for the period compared to a Ps. 45.2 million profit as of March 31, 2004.

IRSA’s result was strongly influenced by an increase in the income which grew 46.3%, from Ps. 185.8 million for the nine month period of Fiscal Year 2004 to Ps. 271.9 million for the same period of the current Fiscal Year, mainly due to the increase of (i) Ps. 58.2 million in shopping centers, (ii) Ps. 11.4 million in the sales and development segment, (iii) Ps. 13.7 million in the hotels segment and (iv) Ps. 2.7 in the offices and other rental properties.

IRSA is Argentina’s leading real estate company with a totally diversified portfolio of properties. IRSA participates in the following business segments:

•	Office rental with more than 83,000 m2 of premium offices for lease.

•	Operation of Shopping Centers through its 61% equity interest in Alto Palermo S.A. (APSA) (NASDAQ: APSA, BASE: APSA). APSA is one of the leading operators of shopping centers in Argentina and owns or has majority interest in 9 shopping centers with 196,241 m2 of gross leasable area.

•	Sale of residential properties

•	Holding and operation of luxury hotels through its equity interest in 3 five star hotels

Besides, IRSA owns land reserves for current and future developments valued at Ps. 355.8 million.

Additionally, IRSA owns an 11.8% stake in Banco Hipotecario, Argentina’s largest mortgage supplier in the country which shareholder’s equity amounted to Ps. 1,959 million.

IRSA’s total Consolidated Assets amounts to Ps. 2,408.5 million and its Shareholder’s Equity amounts to Ps. 1,194.5 million.

During the current quarter IRSA received the conversion of Convertible Notes and Warrants from third parties increasing the amount of shares in circulation from 296,575,497 as of January 31, 2005 to 338,372,526 as of March 31, 2005. Such increase enabled a decrease in our holding in IRSA to 20.4%. For this reason, the Board has commended to our Management the evaluation of the conditions to resolve a potential re-composition of the stock holding, which as of December 31, 2004 amounted to 26.35%. It is possible that the conditions to carry out such re-composition occur prior to the end of the Fiscal Year, hence such variation in stock was not accounted for. Currently, our equity interest in IRSA is valued through the proportional equity value method.

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Additionally, as of March 31, 2005 we owned US$ 36.5 million of Convertible Notes issued by IRSA which contain a Warrant attached to purchase additional shares of the company. If both the Convertible Notes and Warrants are exercised like the rest of the bearers, Cresud would own 35.1% of IRSA equity.

Other relevant highlights

Reduction of debt due to the conversion of notes and exercise of Warrants

During the nine month period, Cresud’s debt under Convertible Notes was reduced by US$ 3.0 million as a consequence of the exercise of conversion rights.

Likewise during the period, 3,003,431 Warrants have been exercised, resulting in an inflow of US$ 3.6 million in the Company.

In this way, considering all conversions and exercise of Warrants, the number of outstanding Convertible Notes as of today has reached US$ 40,164,007 while the number of outstanding Warrants amounts to 40,412,574. Shares issued amounted 38,250,078, increasing the Company’s total number of outstanding shares to 162,534,470.

It should be noted that the Company owned as of March 31, 2005 US$ 36.5 million Convertible Notes issued by IRSA which bear interest at the same rate as those issued by us.

During March 2005, we sold 8,754,271 of IRSA’s Convertible Notes receiving US$ 32.5 million. After the end of the nine month period ended as of March 31, 2005 we repurchased 8,929,250 of IRSA’s shares, increasing our stake up to 77,844,641 ordinary shares. As of today, our ownership in IRSA amounts to 22.4% and 36.6% on a fully diluted basis, situation where all the holders of the Convertible Notes convert those securities into shares and where all the Warrants are exercised.

The following graphics show past, actual and potential situation in the future of the Convertible Notes issued by Cresud on November 14, 2002, under New York Law, at an interest rate of 8% (paid semi-annually), due to November 14, 2007, which are convertible at a price of US$ 0.5078 per share of face value Ps. 1.00 (1.9693 shares of face value Ps. 1.00 per Note). Additionally, each Convertible Note holds a warrant which allows the holder to obtain for each Convertible Note 1.9693 shares, of face value Ps. 1.00, at a price of US$ 0.6093.

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Notes:

“Assuming Conversion (Fully Diluted)” refers to the situation where all the holders of the Convertible Notes convert those securities into shares and where all the Warrants are exercised.

Financial\ Structure

During the current Fiscal Year, the Company has developed an external financing strategy of its working capital for the productive season, at convenient rates and terms through export pre financing, which allows us to develop new business units optimizing risks and acquiring the necessary liquidity to take advantage of investment opportunities that could arise.

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

During the quarter, as the harvest moved forward, we decided to cancel some loans. Hence, as of March 31, 2005, loans with local financial entities amounted to Ps. 22.6 million.

Perspectives for the coming quarter

Perspectives for the upcoming quarter are highly promising the opening of new international markets could continue impacting positively on the cattle beef segment. Moreover, we expect a recovery in the occupancy of our Feed Lot.

The last quarter of the year is the one with the highest impact on agricultural business, as most of the soybean and corn crops are harvested during this period.

The projected corn and soybean harvest reflects yields higher than those budgeted.

According to our strategy of developing new agricultural business projects, we are making progress in our expansion to Brazil, which we plan to materialize during the next Fiscal Year.

We are also starting to close the lease transactions relating to the agricultural activities for the next crop year. In line with our policy, we focus on opportunities that allow us to ensure minimum activity levels.

Alejandro G. Elsztain Second Vice-Chairman serving as Acting Chairman

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2005 and 2004, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2005 and 2004 and the complementary notes 1 to 17 and schedules A, C, E, F, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution N° 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters, It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2004 and 2003, on which we issued our unqualified report dated September 7, 2004, we report that:

a) The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2005 and 2004 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b) The comparative information included in the basic and consolidated balance sheets and the supplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2004.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements; that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2005, the debt accrued of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 77,156.15 which is not yet due.

Autonomous City of Buenos Aires, May 11, 2005

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T’ 1 F’ 1 Dr. Andrés Suarez Public Accountant (UBA) C.P.C.E. Ciudad Autónoma de Buenos Aires Tomo 245 - Folio 61

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: May 19, 2005